Form 10-K, Exhibit 13
period 2002-12-31
NOLAND CO
filed 2003-03-24
CIK 72243

EXHIBIT 13

INDEX FOR PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS

Page

Management's Discussion	16-19

Independent Auditors Report	20

Consolidated Statements of Income	21

Consolidated Balance Sheets	22

Consolidated Statements of Cash Flows	23
Consolidated Statements of Stockholders Equity and Comprehensive Income	24
Notes to Consolidated Financial Statements	25-38

Ten Year Review	39-40

Quarterly Financial Data	41

Inside Back Cover	42-43

Managements Discussion and Analysis of Financial Condition and Results of Operations

The following discussion focuses on the consolidated results of operations, financial condition and cash flows of Noland Company. This section should be read in conjunction with the consolidated financial statements and notes.

Forward-Looking Statements

Management's discussion and analysis and other sections of this Annual Report contain "forward-looking statements" under the securities laws. Such statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the statements. Such risks and uncertainties include, but are not limited to, general business conditions, climatic conditions, competitive pricing pressures, and product availability.

Restatement of Consolidated Financial Statements

In October 2002, the Company determined that gains from certain sales of excess real estate in 2001 and 2000 and prior years should have been recognized as income. These transactions were previously treated as non-monetary exchanges and no gain was recognized. The effect of recognizing the gains was to increase net income by $252,000 in 2001 and $2.3 million in 2000. The consolidated financial statements as of and for the years ended December 31, 2001 and 2000 and the notes thereto have been restated to recognize these gains.

Results of Operations

Sales for 2002 totaled $488.7 million, 2.3 percent more than 2001 sales of $477.9 million. Sales for 2000 were also $488.7 million. In 2002, a strong residential construction market and severe drought conditions in many parts of our 13-state territory boosted plumbing sales by 3.2 percent. Air conditioning sales rose 10.9 percent in 2002 as a result of the hot summer and the continued expansion of air conditioning operations in Florida. Electrical/industrial sales declined 13.1 percent in 2002 due to a combination of sluggish manufacturing activity and a shift away from the integrated supply business. Several unprofitable integrated supply accounts were cancelled in 2002 as the Company moved to eliminate sources of future profit drains.

The gross profit margin was 20.8 percent for 2002 compared to 20.5 percent for 2001, and 20.2 percent for 2000. The gross profit margin for 2002 and 2001 was affected by the liquidation of inventory layers that were carried at the lower costs, which prevailed in prior years as compared with the costs of 2002 and 2001 purchases. These layer decrements, combined with low inflation, and in some cases deflation, decreased cost of goods sold by $1.8 million and $4.2 million in 2002 and 2001, respectively. A net layer increment increased cost of goods sold by $374,000 in 2000.

Operating expenses increased $1.8 million from 2001's $91.4 million to $93.2 million in 2002. Operating expenses for 2000 were $88.4 million. Higher personnel-related costs and a decline in non-cash pension income, which reduces operating expenses, account for much of the increase. Operating expenses benefited in 2002, 2001 and 2000 from non-cash pension credits of $1.5 million, $2.8 million, and $4.4 million, respectively, as a result of the Company having an overfunded pension plan. These credits have declined over the past several years as a result of lower discount rates and losses recorded in the market value of the assets held by the Company's pension plan.

The combination of higher sales, higher gross margins, and larger gains from the sale of excess real estate resulted in a 35.5 percent increase in operating profits compared to 2001. Operating profits for 2001 were 51.6 percent lower than 2000 due to lower sales and higher operating expenses. Noland Properties Inc., the Company's property management subsidiary, has initiated efforts to sell excess property and reinvest the proceeds in income-producing property. These efforts resulted in selling several parcels of excess real estate that generated additional operating profits from such sales of $1.2 million, $384,000, and $4.5 million for 2002, 2001, and 2000, respectively. Prior to 2002, the sale of excess real estate used in tax-free exchanges for income tax purposes was treated as a non-monetary exchange for financial statement purposes and no gain was recognized. Results for 2001 and 2000 were restated as noted in Footnote 2. Other non-operating income for 2002 increased 5.9 percent compared to 2001. Interest expense decreased 33.0 percent to $1.2 million in 2002 from $1.7 million in 2001. Lower interest rates and reduced borrowings accounted for the decline. Interest expense for 2000 was $2.7 million.

Liquidity and Capital Resources

The Company maintains its short and long-term liquidity through: (1) cash flow from operations; (2) short-term financings; (3) bank line of credit borrowings, when needed; and (4) additional long-term debt, when needed.

In 2002, net cash provided by operating activities was $24.4 million compared to $24.3 million in 2001 and $10.2 million in 2000. Cash from operations in 2002 was used to reduce short-term debt by $4.0 million, for capital expenditures of $17.0 million, to pay dividends of $1.1 million and to repurchase 42,600 shares of the Companys outstanding common stock for $1.1 million. For much of the last half of 2002, the Company did not require the use of short-term debt and was a net investor in overnight investments and ended the year with no outstanding short-term debt. Working capital decreased $2.1 million, and the current ratio declined to 2.2-to-1 in 2002 from 2.4-to-1 in 2001. Management believes the Company's liquidity, working capital and capital resources are sufficient to meet the working capital and capital expenditure needs of the foreseeable future.

The Company continued its progress on the inventory front in 2002. Inventory turns improved to their highest level in 20 years.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations;" SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities;" and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 143 and 146 are effective for the Companys 2003 fiscal year. Adoption of these statements is not expected to have a material impact on the Company's consolidated financial statements. SFAS No. 148, which amends SFAS No. 123, "Accounting for Stock-Based Compensation," was adopted December 15, 2002 without material effect on the Company's consolidated financial statements. The Emerging Issues Task Force (EITF) reached a consensus in 2003 on Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor" that is effective for the Company's 2003 fiscal year. The Company is still evaluating the impact of the adoption of EITF Issue No. 02-16 on the Company's consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

The Company's market risk exposure comes from changes in interest rates and inflationary pressures. Reported results, for the most part, reflect the impact of inflation/deflation because of the Company's use of the LIFO (last-in, first-out) inventory method. This method tends to remove artificial profits induced by inflation and presents operating results in truer, more absolute terms. The objective in managing the Company's exposure to interest rate changes is to limit the impact of rate changes on earnings, cash flow, and to lower overall borrowing cost. In the second quarter of 2001, the Company entered into two separate interest rate swaps to manage its exposure to interest rate changes on its borrowings. These swaps are with financial institutions that have investment grade credit ratings, minimizing the risk of credit loss. Both swaps are non-trading.

At December 31, 2002, the Company had two swap agreements at an aggregate notional amount of $20.1 million to manage interest rate changes related to the Company's industrial revenue bonds and a portion of its revolving credit agreement. The swaps effectively convert the variable rate borrowings (LIBOR and BMA Municipal Swap Index) into fixed rate borrowings with fixed rates of 5.36% and 4.22%.

SFAS No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as amended by SFAS No. 138, requires all derivatives to be recorded as an asset or liability on the balance sheet at fair value. For a derivative designated as a cash flow hedge, the effective portion of the derivatives gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the hedged item affects earnings. Ineffective portions of the derivatives gain or loss is reported in earnings immediately. Other comprehensive loss related to these hedges was $788,000 and $303,000, net of tax benefits of $481,000 and $185,000 for the years ended December 31, 2002 and 2001, respectively.

In addition, the Company's pension plan is overfunded, resulting in a prepaid pension asset. The prepaid pension asset is subject to change based on the performance of the plan investments and the discount rate. Changes in the investment performance and discount rate may cause the amount of pension income to increase or decrease from year to year. The discount rate and long-term rate of return for calculating 2003 pension credits is expected to decline, resulting in a lower credit than 2002 and 2001.

Critical Accounting Policies

All of our significant accounting policies are described in the accompanying footnotes to the consolidated financial statements. We believe four of these constitute our most critical policies requiring estimates and judgments by management. Factors affecting estimates and judgments, as discussed in the footnotes, are subject to change and could cause actual results to differ. Reference is made to footnotes 3(c) for vendor rebates, 3(e) for casualty and medical insurance, 4 for allowance for doubtful accounts and 14 for loss contingencies.

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders

Noland Company:

We have audited the accompanying consolidated balance sheets of Noland Company and subsidiary (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of the Company as of and for the year ended December 31, 2000 were audited by other auditors whose report thereon dated February 22, 2001, except as to Note 2 for which the date is November 6, 2002, expressed an unqualified opinion on those consolidated statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 consolidated financial statements referred to above present fairly in all material respects, the financial position of Noland Company and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company restated its consolidated financial statements for the years ended December 31, 2001 and 2000.

KPMG LLP

Norfolk, Virginia

February 18, 2003

CONSOLIDATED STATEMENTS OF INCOME

Noland Company and Subsidiary

For the years ended December 31, 2002, 2001 and 2000

(In thousands, except per share amounts)

	2002	2001	2000
		Restated	Restated
Sales	$ 488,715	$ 477,911	$488,714
Cost of Goods Sold:
Purchases and freight in	390,100	372,364	385,260
Inventory, January 1	57,743	65,121	69,839
Inventory, December 31	(60,870)	(57,743)	(65,121)
Cost of Goods Sold	386,973	379,742	389,978
Gross Profit on Sales	101,742	98,169	98,736
Operating Expenses	93,180	91,357	88,376
Gains from Sale of Property, net	(1,191)	(384)	(4,499)
Operating Profit	9,753	7,196	14,859
Other Income:
Cash discounts, net	4,674	4,373	4,660
Service charges	1,170	1,182	1,412
Miscellaneous	773	692	882
Total Other Income	6,617	6,247	6,954
Interest Expense	1,154	1,723	2,715
Income Before Income Taxes	15,216	11,720	19,098
Income Taxes	5,655	4,599	7,489
Net Income	$ 9,561	$ 7,121	$ 11,609
Basic Earnings Per Share	$ 2.72	$ 2.01	$ 3.21
Diluted Earnings Per Share	$ 2.70	$ 1.99	$ 3.18

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Noland Company and Subsidiary

December 31, 2002, 2001, and 2000 (In thousands)	2002	2001 Restated	2000 Restated
Assets
Current Assets:
Cash and cash equivalents	$ 5,752	$ 3,606	$ 3,349
Trade accounts receivable (net of allowance for doubtful accounts)	53,989	56,694	56,585
Inventory (net of reduction to LIFO)	60,870	57,743	65,121
Other current assets	1,322	883	4,610
Total Current Assets	121,933	118,926	129,665
Property and Equipment, at cost:
Land	17,363	15,600	14,182
Buildings	97,082	88,210	86,920
Equipment and fixtures	67,633	66,746	64,898
Property in excess of current needs	3,630	3,662	1,453
Total	185,708	174,218	167,453
Less accumulated depreciation	92,748	89,550	84,478
Total Property and Equipment, net	92,960	84,668	82,975
Assets Held for Resale	447	447	1,021
Prepaid Pension	27,275	25,804	22,983
Other Assets	998	1,046	977
	$ 243,613	$230,891	$237,621
Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable, short-term borrowings	$ -	$ 4,000	$ 8,475
Current maturity of long-term debt	435	1,465	3,022
Book overdrafts	6,590	6,485	6,680
Accounts payable	30,331	23,670	22,459
Other accruals and liabilities	15,708	13,219	13,389
Federal and state income taxes	1,289	368	947
Total Current Liabilities	54,353	49,207	54,972
Long-term Debt	20,163	20,187	26,637
Deferred Income Taxes	13,932	13,146	12,959
Accrued Postretirement Benefits	2,155	2,090	1,824
Total Liabilities	90,603	84,630	96,392
Stockholders' Equity:
Capital common stock, par value, $10; authorized, 6,000,000 shares; issued 3,526,991, 3,557,829, and 3,584,758 shares	35,270	35,578	35,848
Retained earnings	119,086	111,345	105,746
Additional paid in capital	158	-	-
Accumulated other comprehensive loss, net of tax	(1,091)	(303)	-
Unearned compensation, stock plans	(413)	(359)	(365)
Stockholders' Equity	153,010	146,261	141,229
	$ 243,613	$230,891	$ 237,621

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Noland Company and Subsidiary

For the years ended December 31, 2002, 2001, and 2000 (In thousands)	2002	2001 Restated	2000 Restated
Cash Flows From Operating Activities:
Net Income	$ 9,561	$ 7,121	$ 11,609
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	8,042	8,168	8,222
Amortization of prepaid pension cost	(1,471)	(2,821)	(4,365)
Deferred income taxes	2,276	1,370	2,268
Gain on sale of property, net	(1,191)	(384)	(4,499)
Provision for doubtful accounts	2,391	2,531	1,644
(Decrease) increase in LIFO reserve	(1,759)	(4,181)	374
Other non-cash adjustments	172	215	192
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	313	(2,640)	(2,628)
(Increase) decrease in inventory	(1,368)	11,559	4,344
(Increase) decrease in other current assets	(638)	2,729	(2,813)
Decrease in assets held for resale	-	574	-
Increase in other assets	(8)	(159)	(89)
Increase (decrease) in accounts payable	6,661	1,211	(4,436)
Increase (decrease) in other accruals and liabilities	409	(657)	212
Increase (decrease) in federal and state income taxes	921	(579)	(82)
Increase in postretirement benefits	65	266	281
Total adjustments	14,815	17,202	(1,375)
Net cash provided by operating activities	24,376	24,323	10,234
Cash Flows From Investing Activities:
Capital expenditures	(16,995)	(11,782)	(7,703)
Proceeds from sale of assets	1,909	2,395	5,531
Net cash used by investing activities	(15,086)	(9,387)	(2,172)
Cash Flows From Financing Activities:
Increase (decrease) in book overdrafts	104	(195)	(1,723)
Short-term debt, net (payments) borrowings	(4,000)	(4,475)	675
Long-term debt borrowings	-	12,500	7,644
Long-term debt repayments	(1,054)	(20,507)	(10,398)
Dividends paid	(1,138)	(1,145)	(1,168)
Retirement of common stock	(1,107)	(669)	(2,103)
Increase in unearned compensation - stock plans	(225)	(188)	(168)
Issuance of common stock	118	-	-
Additional paid in capital	158	-	-
Net cash used by financing activities	(7,144)	(14,679)	(7,241)
Cash and Cash Equivalents:
Increase during year	2,146	257	821
Beginning of year	3,606	3,349	2,528
End of year	$ 5,752	$ 3,606	$ 3,349
Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$ 1,173	$ 1,847	$ 2,646
Cash paid for income taxes	$ 2,817	$ 3,972	$ 6,018

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Noland Company and Subsidiary

For the years ended December 31, 2002, 2001 and 2000

(In thousands, except share amounts)
	COMMON STOCK		Retained	Additional	Unearned	Accumulated	Total
	Shares	Amount	Earnings	Paid In	Compensation	Other
				Capital		Comprehensive Loss
Balance, December 31, 1999
restated	3,700,876	$37,009	$96,228	$ -	$ (371)	$ -	$132,866
Net income-restated			11,609				11,609
Cash dividends
($.32 per share)			(1,168)				(1,168)
Purchase of restricted stock					(168)		(168)
Amortization of unearned
compensation					136		136
Purchase and retirement
of common stock	(117,966)	(1,180)	(923)				(2,103)
Other	1,848	19			38		57
Balance, December 31, 2000
restated	3,584,758	35,848	105,746		(365)		141,229
Net income - restated			7,121				7,121
Loss on derivative
instruments, net of
income tax						(303)	(303)
Comprehensive income -restated							6,818
Cash dividends
($.32 per share)			(1,145)				(1,145)
Purchase of restricted stock					(188)		(188)
Amortization of unearned
compensation					154		154
Purchase and retirement
of common stock	(29,172)	(292)	(377)				(669)
Other	2,243	22			40		62
Balance, December 31, 2001
restated	3,557,829	35,578	111,345		(359)	(303)	146,261
Net income			9,561				9,561
Loss on derivative
instruments, net of
income tax						(788)	(788)
Comprehensive income							8,773
Cash dividends
($.32 per share)			(1,138)				(1,138)
Issue of restricted stock	9,900	99		158	(257)
Amortization of unearned
compensation					172		172
Purchase and retirement
of common stock	(42,600)	(426)	(682)				(1,108)
Other	1,862	19			31		50
Balance, December 31, 2002	3,526,991	$35,270	$119,086	$158	$(413)	$(1,091)	$153,010

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Noland Company and Subsidiary

1. Principal Business of the Company

Noland Company is a wholesale distributor of mechanical equipment and supplies. These products are categorized under plumbing, air conditioning, and electrical/industrial. Markets for these products include contractors, industrial plants, utilities and others. The Company operates in only one segment of business.

2. Restatement of Consolidated Financial Statements

In late October 2002, the Company determined that gains from certain sales of excess real estate in 2001 and 2000 should be recognized as income. These transactions were previously treated as non-monetary exchanges and no gain was recognized. The effect of recognizing the gains was to increase net income by $252,000 in 2001 and $2.3 million in 2000. The consolidated financial statements as of and for the years ended December 31, 2001 and 2000, and the notes thereto have been restated to include the effects of recognizing the gains. Certain amounts in the restated financial statements have been reclassified to conform to the 2002 presentation.

Consolidated Results of Operations

For the years ended December 31, 2001 and 2000

(In thousands, except per share amounts)

2001 2000

	As Reported	Restated	As Reported	Restated
Operating expenses	$91,357	$91,357	$88,399	$88,376
Gains from sale of property, net	231	384	817	4,499
Operating profit	6,812	7,196	10,337	14,859
Total other income	6,226	6,247	7,771	6,954
Income before income taxes	11,315	11,720	15,393	19,098
Income taxes	4,446	4,599	6,085	7,489
Net income	$ 6,869	$ 7,121	$ 9,308	$11,609
Basic earnings per share	$ 1.94	$ 2.01	$ 2.57	$ 3.21
Diluted earnings per share	$ 1.92	$ 1.99	$ 2.55	$ 3.18
Comprehensive income	$ 6,566	$ 6,818	$ 9,308	$11,609
Net cash provided by operating activities	$21,099	$24,323	$12,928	$10,234
Net cash used by investing activities	$(6,163)	$(9,387)	$(4,866)	$(2,172)

Consolidated Balance Sheets

December 31, 2001 2000

(In thousands) 2001 2000

	As Reported	Restated	As Reported	Restated
Other current assets	$ 679	$ 883	$ 436	$ 4,610
Total current assets	118,722	118,926	126,514	129,665
Total property and equipment, net	79,415	84,668	81,099	82,975
Total assets	$225,434	$230,891	$232,594	$237,621
Deferred income taxes	$ 10,666	$ 13,146	$ 10,937	$ 12,959
Stockholders equity	143,004	146,261	138,224	141,229
Total liabilities and stockholders equity	$225,434	$230,891	$232,594	$237,621

As a result of recognizing these gains, the Companys December 31, 1999 accounts receivable, other current assets, property and equipment, net, deferred income taxes, and retained earnings changed from the previously reported amounts of $55,704, $236, $83,541, $10,197, and $95,524 to $55,601, $601, $84,428, $10,642, and 96,228, respectively.

3. Summary of Significant Accounting Policies

a. Principles of Consolidation

The consolidated financial statements include the accounts of Noland Company and its wholly owned subsidiary. All material intercompany transactions have been eliminated.

The Company disposed of its 50 percent interest in two foreign joint ventures in 2001. Prior to the sale, the equity method of accounting was used for both entities. The aggregate investment in and results of operations from both joint ventures are not material.

b. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates that are susceptible to changes are the allowance for doubtful accounts, reserves for casualty and health insurance, vendor rebates, and loss contingencies related to litigation. Actual results could differ from those estimates.

c. Inventory

Inventory is stated at the lower of cost or market. The cost of inventory has been principally determined by the LIFO method since 1974. Vendor rebates are based on quantitative contracts with our vendors and are recognized as a reduction of cost of goods sold as the merchandise is sold. The dollar amount of rebates earned is dependent upon the purchasing activity of the Company. The Company estimates these rebates based upon the individual vendor contracts. The actual amount of rebates may vary from the estimate and could affect cost of goods sold accordingly.

d. Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed by the straight-line method based on estimated useful lives of 20 to 40 years for buildings and 3 to 10 years for equipment and fixtures.

Expenditures for maintenance and repairs are charged to earnings as incurred. Upon disposition, the cost and related accumulated depreciation are removed and the resulting gain or loss is reflected in income for the period.

The Company reevaluates property, plant, and equipment whenever significant events or changes occur which might impair recovery of recorded costs. Impaired assets, if any, are written down to fair value.

Property in excess of current needs and assets held for resale consist primarily of land that the Company expects to convert to income producing property.

e. Other Accruals and Liabilities

Included in other accruals and liabilities is accrued compensation expense of $5,328,000, $4,420,000 and $4,689,000 for 2002, 2001 and 2000, respectively. The Company retains large deductibles for its casualty insurance and is self-insured for health insurance benefits. Reserves are established based on the estimated cost to settle claims. Adverse changes in the expected cost of claims would increase reserves and decrease income.

f. Income Taxes

A deferred tax asset or liability is recognized for the deferred tax consequences of all temporary differences.

g. Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Due to the short maturity period of cash and cash equivalents, the carrying amount approximates the fair value.

Cash is maintained in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. There are no requirements for compensating balances.

h. Derivative Financial Instruments

The Company uses interest rate swap agreements to reduce its exposure to market risks from changing interest rates. Two swap agreements are outstanding at December 31, 2002. The agreements are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as amended by SFAS No. 138, which became effective January 1, 2001. SFAS No. 133 established accounting and reporting standards that require all derivative instruments be recorded in the balance sheet as an asset or liability measured at its fair value. Changes in a derivative's fair value must be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to be recorded in the statement of stockholders' equity as a component of other comprehensive income for cash flow hedges, and requires that the Company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company does not hold or issue financial instruments for trading purposes.

i. Extra Compensation

All employees with at least one year of service participate in one or more of the Company's extra compensation plans, which are based on income before income taxes and certain adjustments. The cost of these plans was $2,568,000 in 2002, $1,793,000 in 2001 and $2,140,000 in 2000.

j. Unearned Compensation - Stock Plans

The Company has two equity compensation plans that provide compensation in the form of Company stock to certain executives and outside directors, accounted for at fair value under SFAS No 123, "Accounting for Stock-Based Compensation." Both plans have been approved by the stockholders. The Company does not use options, warrants or rights for stock-based compensation.

The nonvested stock plan for executives provides that, 100,000 shares in the aggregate, limited to 10,000 shares per year, may be granted as nonvested stock. Participants may not dispose or otherwise transfer stock granted for three years from date of grant. Restrictions lapse on 20 percent of the stock per year beginning at the end of the third year and are fully vested at the end of seven years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is recorded in a contra-equity account and amortized over seven years. Shares granted for 2002, 2001, and 2000 were 9,900, 9,900, and 10,000 with a fair value of $257,000, $188,000, and $168,000, respectively. Shares granted prior to 2002 were purchased in the open market. The amount amortized to compensation expense in 2002, 2001, and 2000 was $171,000, $154,000, and $136,000, respectively. In addition, 500 and 900 shares were forfeited in 2001 and 2000, respectively.

The 1999 Outside Directors Stock Plan (the Plan) provides incentive and award to the Company's Outside Directors. The Common Stock Benefit Trust (the Trust), a grantor trust, was established to provide a source of funds to meet the obligations of the Plan. The Trust is consolidated with the Company. The cost of purchased shares or par value of issued shares held by the Trust, net of the deferred compensation expense, is shown as a reduction of stockholders' equity. In 2002, 2001, and 2000, $17,000, $22,000, and $20,000 were charged against stockholders' equity, and $49,000, $51,000, and $38,000 were recorded as director compensation, respectively.

k. Earnings Per Share

Basic earnings per share for 2002, 2001, and 2000 are calculated based on 3,509,554, 3,541,113, and 3,614,951 shares, respectively. Diluted earnings per share for 2002, 2001, and 2000 are based on 3,541,362, 3,571,752 and 3,646,517 shares, respectively. The potentially dilutive shares consist of restricted stock.

l. Professional Standards

The Financial Accounting Standards Board has issued the following Statements of Financial Accounting Standards that are relevant to Noland Company: SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Adoption of these Statements is not expected to have a material impact on the Company's financial statements. SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," was adopted on December 15, 2002 with no material impact on the Company's financial statements. The Emerging Issues Task Force (EITF) reached a consensus in 2003 on Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor" that is effective for the Company's 2003 fiscal year. The Company is still evaluating the impact of the adoption of EITF No. 02-16 on the Company's consolidated financial statements.

m. Revenue Recognition

Revenue from product sales is generally recognized when the customer receives goods, which is when the risks and rewards of ownership have transferred to the customer.

n. Reclassifications

Certain amounts in prior years' financial statements have been reclassified to conform to the 2002 presentation.

4. Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and are subject to service charges on past due amounts. The allowance for doubtful accounts of $1,815,000, $2,312,000, and $1,464,000 as of December 31, 2002, 2001, and 2000, respectively is the Company's best estimate of the amount of probable credit losses in existing trade accounts receivable. The allowance is based on historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Bad debt charges, net of recoveries, were $1,828,000 for 2002, $1,860,000 for 2001 and $1,169,000 for 2000.

5. Inventory

Comparative year-end inventories are as follows:

(Th (In thousands)	2002	2001	2000
InventInventory at FIFO	$ 89,571	$ 88,203	$ 99,762
Reduction to LIFO	28,701	30,460	34,641
Inventory at LIFO	$ 60,870	$ 57,743	$ 65,121

Liquidation of certain inventory layers carried at the lower costs which prevailed in prior years as compared with the costs of 2002, 2001, and 2000 purchases had the effect of increasing 2002, 2001, and 2000 net income $807,000 ($.23 per share), $2,085,000 ($.58 per share), and $232,000 ($.06 per share), respectively.

6. Debt

a. Short-Term Borrowings:

There was no short-term debt at December 31, 2002. Amounts payable to banks at December 31, 2001 and 2000 were $4,000,000 and $8,475,000, respectively. The average interest rate, which is based on existing Federal Funds rates, was 2.2 percent at December 31, 2001 and 7.1 percent at December 31, 2000. The carrying amount of these short-term borrowings approximates fair value because of the short maturity.

The Company had unused lines of credit totaling $42.8 million at December 31, 2002.

b. Long-Term Debt:

(In thousands)	2002	2001	2000
Promissory note, variable interest
payable monthly (1.69% at December
31, 2002), principal due August
2004. (1) (2)	$10,000	$10,000	$15,000
Industrial revenue financings, variable
interest payable quarterly (1.8% at
December 31, 2002) with varying
maturities from 2005 to 2009. (1) (3)	10,075	10,075	10,075
Other	523	1,577	4,584
	20,598	21,652	29,659
Less current maturities	435	1,465	3,022
	$ 20,163	$ 20,187	$26,637

(1) Subject to agreements that require the Company to maintain a tangible net worth of $140,000,000 and not less than a 1.6-to-1 current ratio. The ratio of funded debt to earnings before interest, income taxes, and depreciation (EBITDA) cannot exceed 3.0-to-1.

(2) The Company has an unsecured term revolver loan with a committed amount of $15,000,000. The Company may pay down and reborrow within the committed amount without penalty except for a non-usage fee if the average usage for a 90-day period is less than 50 percent.

(3) Industrial Development Revenue Refunding Bonds are callable at the option of the bondholders upon giving seven days notice to the Trustee. To ensure payment of the long-term refunding bonds, the Company has caused to be delivered to the Trustee an irrevocable, direct pay letter of credit in favor of the Trustee in the amount of $10,440,000. The contract amount of the letter of credit is a reasonable estimate of its fair value as the rate is fixed over the life of the commitment. The counter parties to those agreements anticipate no material loss due to nonperformance.

Annual maturities of long-term debt for the five years subsequent to December 31, 2002, are as follows: 2003, $435,000; 2004, $10,024,000; 2005, $1,524,000; 2006, $1,040,000; thereafter, $7,575,000.

In the second quarter of 2001 the Company entered into two interest rate swap agreements. The agreements require the Company to exchange, at specified intervals, the difference between fixed and variable interest amounts that are calculated by reference to notional amounts of $10,000,000 and $10,075,000. The swaps effectively convert the variable rate borrowings (LIBOR and BMA Municipal Swap Index) into fixed rate borrowings with fixed rates of 5.36% and 4.22% and maturity dates of May 2006 and February 2009. Any difference between interest paid and received on the swap is recognized as interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligations. For the years ended December 31, 2002 and 2001, the Company reclassified $647,000 and $268,000, respectively into interest expense.

Changes in the fair value of the cash flow hedges resulted in losses in other comprehensive income of $788,000 and $303,000, net of income tax benefits of $481,000 and $185,000 for the years ended December 31, 2002 and 2001, respectively. As of December 31, 2002 $647,000 of deferred losses for the cash flow hedges are expected to be reclassified to earnings during the next 12 months. There were no cash flow hedges discontinued during 2002 and 2001.

7. Postretirement Health and Life Benefits

The following tables reconcile the plan's change in benefit obligation and show the plan's funded status at December 31, 2002, 2001, and 2000.

(In th(In thousands)	2002	2001	2000
Change in benefit obligation
Benefit obligation at the end
of the prior year	$ 4,486	$ 4,486	$ 4,348
Service cost	47	43	47
Interest cost	216	303	331
Plan participants' contributions	85	26	66
Actuarial (gain) loss	(1,202)	(64)	59
Benefit payments	(402)	(308)	(365)
Benefit obligation at year end	$3,230	$4,486	$ 4,486
Reconciliation of funded status
Funded status	$ (3,230)	$ (4,486)	$(4,486)
Unrecognized net actuarial loss	(961)	157	220
Unrecognized transition obligation	2,036	2,239	2,442
Accrued cost	$ (2,155)	$ (2,090)	$(1,824)

The discount rate used to calculate the benefit obligation was 6.75 percent for 2002, 7.25 percent for 2001, and 7.60 percent for 2000. There are no plan assets. Employer paid benefits are limited to a fixed reimbursement allowance based on years of service at retirement; as such no health care cost trend assumption is necessary.

The components of the provision for net periodic postretirement benefit costs are:

(In thousands)	2002	2001	2000
Service cost	$ 47	$ 43	$ 47
Interest cost	$ 216	$ 303	$ 331
Net amortization	$ 119	$ 203	$ 203
Net postretirement benefit cost	$ 382	$ 549	$ 581

8. Retirement Plan

The following tables reconcile the plan's change in benefit obligation and change in plan assets and show the funded status at December 31, 2002, 2001, and 2000.

(In thousands)	2002	2001	2000
Change in benefit obligation
Benefit obligation at the end
of the prior year	$ 43,165	$ 41,220	$ 37,518
Service cost	960	954	862
Interest cost	2,989	2,958	2,853
Actuarial loss	2,009	624	1,160
Benefit payments	(2,759)	(2,591)	(1,173)
Benefit obligation at year end	$ 46,364	$ 43,165	$ 41,220
Change in plan assets
Fair value of plan assets at
beginning of year	$ 71,156	$ 77,492	$ 79,798
Actual return on plan assets	(6,950)	(3,745)	(1,135)
Benefits paid	(2,759)	(2,591)	(1,173)
Fair value of plan assets at year end	$ 61,447	$ 71,156	$ 77,490
Reconciliation of funded status
Funded status	$ 15,083	$ 27,991	$ 36,270
Unrecognized net actuarial loss (gain)	12,192	(2,187)	(13,287)
Prepaid benefit	$ 27,275	$ 25,804	$ 22,983

Weighted-average assumptions as of the end of the year were:

	2002	2001	2000
Discount rate	6.75%	7.25%	7.60%
Rate of compensation increase	4.0%	4.0%	4.0%
Expected return on plan assets	7.75%	7.75%	7.75%

The components of the net pension benefit are:

(In thousands)	2002	2001	2000
Service cost	$ 960	$ 954	$ 862
Interest cost	2,989	2,958	2,853
Expected return on plan assets	(5,422)	(5,915)	(6,095)
Amortization of net actuarial loss (gain)	2	(818)	(1,985)
Net pension benefit	$(1,471)	$(2,821)	$(4,365)

9. Income Taxes

Income tax expense components for income from continuing operations are as follows:

(In th(In thousands)	2002	2001	2000
Federal:
Current	$ 2,829	$ 2,755	$ 4,372
Deferred	1,930	1,156	1,825
State:
Current	550	474	849
Deferred	346	214	443
Total	$ 5,655	$ 4,599	$ 7,489

The components of the net deferred tax liability are:

(In thousands)	2002	2001	2000
Current deferred (assets) liabilities
Accounts receivable	$ (688)	$ (876)	$ (460)
Inventory	2,097	1,302	(103)
Accrued vacation	(598)	(624)	(633)
Total net current deferred (asset) liability	811	(198)	(1,196)
Noncurrent deferred (assets) liabilities
Property and equipment	6,123	5,440	5,762
Pension asset	10,336	9,778	8,709
Postretirement benefit liability	(817)	(792)	(691)
Other	(1,710)	(1,280)	(821)
Total net non-current deferred liability	13,932	13,146	12,959
Net deferred liability	$ 14,743	$ 12,948	$11,763

Management has determined, based on the Company's history of reporting taxable income, that no valuation allowance is necessary for deferred tax assets. The reasons for the difference between total tax expense attributable to income from continuing operations and the amount computed by applying the statutory federal income tax rate to income before income taxes from continuing operations are as follows:

(In thousands)	2002	2001	2000
Statutory rate applied to
pretax income	$ 5,174	$ 3,985	$ 6,548
State income taxes, net
of federal tax benefit	593	456	734
Other	(112)	158	207
Total tax expense	$ 5,655	$ 4,599	$ 7,489

10. Lease Commitments/Related Parties

The Company leases some of the warehouse and office facilities used in its business. These leases have varying expiration dates and often include renewal and purchase options. Certain leases require the Company to pay escalations in cost over base amounts for taxes, insurance, or other operating expenses incurred by lessor. The corporate office is leased from a related party, Basic Inc., which is owned by the Noland family, in an arms length transaction for an annual rent of $290,000.

Rental expense under operating leases for 2002, 2001, and 2000 was $1,923,000, $1,797,000, and 1,528,000, respectively.

Minimum payments due for years after 2002 under non-cancelable operating leases are $1,864,000 in 2003; $1,303,000 in 2004; $1,155,000 in 2005; $938,000 in 2006; $300,000 in 2007; and $70,000 thereafter.

11. Common Stock

The Board of Directors has authorized the repurchase of up to 500,000 shares of the Companys outstanding common stock. Of that amount, 42,600, 29,172 and 117,996 shares were acquired in 2002, 2001, and 2000, at a cost of $1,108,000, $669,000, and $2,103,000, respectively.

12. Concentration of Credit Risk

The Company sells its products to all major areas of construction and manufacturing markets throughout the southeastern United States. When the Company grants credit, it is primarily to customers whose ability to pay is dependent upon the construction and manufacturing industry economics prevailing in the southeastern United States; however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers and in certain situations requires collateral. The Company maintains allowances for potential credit losses, and such losses have been within management's expectations.

13. Supplier Concentration

Purchases from the top three suppliers aggregated 35%, 32%, and 29% of all inventory purchases made in 2002, 2001, and 2000, respectively. The single largest supplier, Rheem Manufacturing Company, accounted for 19%, 21%, and 18% of all inventory purchases made in 2002, 2001, and 2000, respectively. The loss of any of these suppliers could have a material effect on the Company's operations. The Company does not anticipate any problems with inventory supply from these suppliers.

14. Contingencies

Noland Company is a defendant in personal injury claims based on alleged past exposure to asbestos-containing products or materials produced by others and allegedly distributed by the Company years ago. Since the early 1990s, the Company has been sued many times, along with a large number of other companies, by one law firm in cases that allege asbestos-related injuries to persons in the maritime industry. In none of these suits has a link to the Company been substantiated, and most of them already have been dismissed.

The Company also has been named as one of the defendants in fifteen other asbestos-related suits in which a connection to the Company was alleged. One of these suits has been dismissed with prejudice, three have been settled through the Company's insurance carrier and eleven are still pending. Management does not consider the foregoing suits, individually or in the aggregate, to be material to the Company.

The Company also has been named as one of the defendants in approximately four hundred asbestos-related suits filed by one law firm in the Circuit Court for Newport News, Virginia or in the Circuit Court for Portsmouth, Virginia. At this early date it is not possible to evaluate the merits of these new suits. The Company is not aware of any relationship between the Company and any of the plaintiffs, nor does it have any information as to the extent of any injury that may have been suffered by any of them. All of these cases will be defended vigorously.

No provision for losses under SFAS No. 5, "Accounting for Contingencies" has been made in the 2002 consolidated financial statements. An adverse outcome in any of these cases could affect income.
Ten-Year Review of Selected Financial Data (Dollar amounts in thousands, except per share data)	2002	2001 Restated	2000 Restated
Income Statement Data
Sales	$488,715	$477,911	$488,714
Gross Profit	101,742	98,169	98,736
Operating Expenses	93,180	91,357	88,376
Operating Profit	9,753	7,196	14,859
Interest Expense	1,154	1,723	2,715
Interest Expense as Percent of Total Assets	.5	.8	1.1
Income Before Income Taxes	15,216	11,720	19,098
Pretax Profit as Percent of Sales	3.1	2.5	3.9
Income Tax Expense	5,655	4,599	7,489
Effective Tax Rate	37.2	39.2	39.2
Net Income	9,561	7,121	11,609
Income Paid to Stockholders (Cash Dividends)	1,138	1,145	1,168
Income Reinvested	8,423	5,976	10,441
Property and Equipment Expenditures	16,995	11,782	7,703
Depreciation and Amortization	8,042	8,168	8,222
Balance Sheet Data
Stockholders' Equity	153,010	146,261	141,229
Working Capital	67,580	69,729	74,520
Current Ratio	2.2	2.4	2.4
Total Assets	243,613	230,891	237,448
Long-term Debt	20,163	20,187	26,637
Borrowed Funds	20,598	25,652	38,134
Borrowed Funds as Percent of Total Assets	8.5	11.1	16.1
Total Liabilities as Percent of Total Assets	37.2	36.6	40.5
Per Share Data
Diluted Earnings	2.70	1.99	3.18
Cash Dividends Paid to Stockholders	.32	.32	.32
Stockholders' Equity (Book Value)	43.38	41.11	39.40
Return on Average Stockholders' Equity (Percent)	6.4	5.0	8.5
Stock Price Range:
Average High	28.60	26.21	19.09
Average Low	26.02	18.90	14.98
Number of Employees at December 31	1,358	1,415	1,492
Number of Branches at December 31	98	103	102
Supplemental Information

The Company elected the LIFO method of inventory valuation in 1974.

The above information (i.e., gross profit, income and taxes) is stated on that basis.

Had the Company used the FIFO method, the results would have been:
Gross Profit				99,983	93,989	99,110
Income Before Income Taxes				13,458	7,540	19,472
Income Tax Expense				5,001	2,956	7,633
Net Income				8,457	4,584	11,839
Net Income Per Share (Diluted)				2.39	1.28	3.25
Stockholders' Equity (Book Value) Per Share				48.11	46.02	44.90
Return on Average Stockholders' Equity (Percent)				5.1	2.8	7.6
1999	1998	1997	1996	1995	1994	1993
Restated	Restated	Restated	Restated

$482,830	$465,479	$464,965	$465,705	$469,512	$440,202	$402,941
96,938	93,446	93,753	90,789	89,087	86,166	77,306
88,115	87,927	87,659	84,383	83,389	78,259	74,692
9,079	5,566	6,318	7,039	5,698	7,907	2,614
2,819	3,498	3,078	2,828	3,239	2,626	2,422
1.2	1.5	1.4	1.3	1.5	1.2	1.2
13,568	9,238	9,101	10,286	8,237	10,568	5,291
2.8	2.0	2.0	2.2	1.8	2.4	1.3
5,264	3,339	3,422	4,041	3,290	4,341	1,996
38.8	36.1	37.6	39.3	39.9	41.1	37.7
8,304	5,899	5,679	6,245	4,947	6,227	3,295
1,184	1,184	1,184	1,184	1,036	888	888
7,120	4,715	4,495	5,061	3,911	5,339	2,407
7,059	14,751	9,556	11,519	9,735	10,858	7,611
8,450	7,977	6,890	6,868	6,655	6,232	6,178

132,866	125,780	121,284	116,674	111,688	107,865	102,596
68,014	65,314	75,845	77,379	71,889	65,575	65,203
2.1	2.0	2.6	2.6	2.4	2.0	2.3
234,768	235,221	219,294	220,514	213,520	217,085	201,029
28,015	32,413	39,784	45,039	41,611	36,914	38,505
40,213	54,785	48,430	54,267	45,332	53,130	47,485
17.1	23.3	22.1	24.6	21.2	24.5	23.6
43.4	46.5	44.7	47.1	47.7	50.3	48.9

2.24	1.59	1.53	1.69	1.34	1.68	.89
.32	.32	.32	.32	.28	.24	.24
35.90	33.99	32.77	31.52	30.18	29.15	27.72
6.4	4.8	4.8	5.5	4.5	5.9	3.2

22.95	27.17	24.59	21.81	21.31	20.94	18.13
18.25	22.27	21.72	18.89	18.38	17.56	15.06
1,512	1,554	1,606	1,692	1,655	1,741	1,683
100	106	107	107	99	99	93

98,329	93,827	92,713	90,582	91,187	86,404	77,318
14,959	9,619	8,061	10,079	10,337	10,806	5,303
5,804	3,473	3,030	3,961	4,124	4,441	2,000
9,155	6,146	5,031	6,118	6,213	6,365	3,303
2.47	1.66	1.35	1.65	1.68	1.72	.89
40.70	38.14	37.46	36.42	34.39	33.69	32.21
6.3	4.4	3.7	4.7	4.9	5.2	2.8

Selected Quarterly Financial Data (unaudited)

(In thousands, except per share amounts)

First Quarter Second Quarter Third Quarter Fourth Quarter Total
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Sales	$109,696	$114,931	$130,752	$127,470	$131,076	$122,337	$117,191	$113,173	$488,715	$477,911
Gross Profit	$ 21,410	$ 23,003	$ 26,792	$ 25,053	$ 26,415	$ 23,664	$ 27,125	$ 26,449	$101,742	$ 98,169
Net Income As Restated(B)	$ 516	$ 1,464	$ 2,505	$ 1,895	$ 2,954	$ 1,132	$ 3,586(A)	$ 2,630(A)	$ 9,561	$ 7,121
Basic Earnings	$ .14	$ .41	$ .71	& .54	$ .84	$ .32	$ 1.03(A)	$ .74(A)	$ 2.72	$ 2.01
Per Share As Restated(B)
Diluted Earnings Per Share As Restated(B)	$ .14	$ .40	$ .71	$ .53	$ .83	$ .32	$ 1.02(A)	$ .74(A)	$ 2.70	$ 1.99

(A) The Company uses estimated gross profit rates to determine cost of goods sold during interim periods. Year-end inventory adjustments to reflect actual inventory levels are made in the fourth quarter. These adjustments had the effect of increasing net income for the fourth quarter of 2002 and 2001 by approximately $3.0 million ($.87 per share) and $2.5 million ($.71 per share), respectively.

(B) Net income and diluted and basic earnings per share were restated for the first quarter of 2001 as a result of recognizing gains from the sale of excess real estate previously reported as non-monetary exchanges.

Inside Back Cover Info

Shareholder and Investor Information

Corporate Information

Corporate Headquarters:

Noland Company

80 29th Street

Newport News, Virginia 23607

(757) 928-9000

Wholly Owned Subsidiary:

Noland Properties, Inc.

400 Wachovia Bank Building

2700 Washington Avenue

Newport News, Virginia 23607

(757) 247-8200

Investor Inquiries or Request for Form 10-K:

Richard L. Welborn

Assistant Vice President-Finance and Tax Administrator

80 29th Street

Newport News, Virginia 23607

(757) 928-9000

Auditors:

KPMG LLP

2100 Dominion Tower

999 Waterside Drive

Norfolk, Virginia 23510

Legal Counsel:

Hunton & Williams

P.O. Box 1535

Richmond, Virginia 23212

Noland on the Internet:

For the latest financial news, career opportunities and other Company information, visit us on the Internet at: www.noland.com

Stock Information

The Company's common stock is traded over the counter as part of NASDAQ's National Market System (symbol: NOLD). On March 14, 2003, the approximate number of holders of record of the Company's common stock was 950.

Market Prices:

The following table sets forth the reported high and low prices for the common stock on the NASDAQ system:

High Low

2002

Qtr. 4 $30.32 $25.95

Qtr. 3 $28.25 $26.00

Qtr. 2 $27.19 $25.87

Qtr. 1 $30.75 $26.25

2001

Qtr. 4 $32.00 $19.80

Qtr. 3 $25.60 $20.80

Qtr. 2 $24.00 $19.50

Qtr. 1 $23.25 $15.50

P/E Ratio:*

High Low

2002 11 10

2001 14 10

*Based on final, full-year diluted earnings

Dividend Policy:

Noland has paid regular cash dividends for 70 consecutive years; and, while there can be no assurance as to future dividends because they are dependent on earnings, capital requirements and financial condition, the Company intends to continue that policy.

Dividends Paid:

The Company paid quarterly dividends of $.08 per share in each quarter of 2002 and 2001.

Registrar:

Noland Company

Transfer Agent:

Continental Stock Transfer and Trust Company

2 Broadway

New York, New York 10004

(212) 509-4000

Annual Meeting:

May 1, 2003, 10:00 a.m.

Noland's Corporate Headquarters

Newport News, Virginia