Form 10-K, Exhibit 13
period 2003-12-31
NOLAND CO
filed 2004-03-24
CIK 72243

3: EXHIBIT 13

Ten-Year Review of Selected Financial Data (Unaudited) (Dollar amounts in thousands, except per share data)	2003	2002	2001
Income Statement Data
Sales	$471,756	$485,663	$474,886
Gross Profit	109,011	106,416	102,542
Operating Expenses	94,491	93,180	91,357
Operating Profit	18,773	14,427	11,569
Interest Expense	1,316	1,154	1,723
Interest Expense as Percent of Total Assets	.5	.5	.8
Income Before Income Taxes	20,259	15,216	11,720
Pretax Profit as Percent of Sales	4.3	3.1	2.5
Income Tax Expense	7,817	5,655	4,599
Effective Tax Rate	38.6	37.2	39.2
Net Income	12,442	9,561	7,121
Cash Dividends Paid to Stockholders	1,104	1,138	1,145
Income Reinvested	11,338	8,423	5,976
Property and Equipment Expenditures	32,946	16,995	11,782
Depreciation and Amortization	8,153	8,042	8,168
Balance Sheet Data
Stockholders' Equity	158,504	153,010	146,261
Working Capital	70,116	67,580	69,729
Current Ratio	2.2	2.2	2.4
Total Assets	271,261	243,613	230,891
Long-term Debt	35,145	20,163	20,187
Borrowed Funds	42,294	20,598	25,652
Borrowed Funds as Percent of Total Assets	15.6	8.5	11.1
Total Liabilities as Percent of Total Assets	41.6	37.2	36.6
Per Share Data
Diluted Earnings	3.64	2.70	1.99
Cash Dividends Paid to Stockholders	.32	.32	.32
Stockholders' Equity (Book Value)	46.99	43.38	41.11
Return on Average Stockholders' Equity (Percent)	8.1	6.4	5.0
Stock Price Range:
Average High	42.52	28.60	26.21
Average Low	33.01	26.02	18.90
Number of Employees at December 31	1,290	1,358	1,415
Number of Branches at December 31	101	98	103
Supplemental Information

The Company elected the LIFO method of inventory valuation in 1974.

The above information (i.e., gross profit, income and taxes) is stated on that basis.

Had the Company used the FIFO method, the results would have been:
Gross Profit				108,977	104,657	98,362
Income Before Income Taxes				20,224	13,458	7,540
Income Tax Expense				7,804	5,001	2,956
Net Income				12,420	8,457	4,584
Net Income Per Share (Diluted)				3.63	2.39	1.28
Stockholders' Equity (Book Value) Per Share				53.39	48.11	46.02
Return on Average Stockholders' Equity (Percent)				7.2	5.1	2.8

2000	1999	1998	1997	1996	1995	1994

$485,686	$479,789	$462,489	$461,884	$462,425	$466,253	$437,070
103,902	101,656	97,980	97,849	94,985	92,936	89,793
88,376	88,115	87,927	87,659	84,383	83,389	78,259
20,025	13,797	10,100	10,414	11,235	9,547	11,534
2,715	2,819	3,498	3,078	2,828	3,239	2,626
1.1	1.2	1.5	1.4	1.3	1.5	1.2
19,098	13,568	9,238	9,101	10,286	8,237	10,568
3.9	2.8	2.0	2.0	2.2	1.8	2.4
7,489	5,264	3,339	3,422	4,041	3,290	4,341
39.2	38.8	36.1	37.6	39.3	39.9	41.1
11,609	8,304	5,899	5,679	6,245	4,947	6,227
1,168	1,184	1,184	1,184	1,184	1,036	888
10,441	7,120	4,715	4,495	5,061	3,911	5,339
7,703	7,059	14,751	9,556	11,519	9,735	10,858
8,222	8,450	7,977	6,890	6,868	6,655	6,232

141,229	132,866	125,780	121,284	116,674	111,688	107,865
74,520	68,014	65,314	75,845	77,379	71,889	65,575
2.4	2.1	2.0	2.6	2.6	2.4	2.0
237,448	234,768	235,221	219,294	220,514	213,520	217,085
26,637	28,015	32,413	39,784	45,039	41,611	36,914
38,134	40,213	54,785	48,430	54,267	45,332	53,130
16.1	17.1	23.3	22.1	24.6	21.2	24.5
40.5	43.4	46.5	44.7	47.1	47.7	50.3

3.18	2.24	1.59	1.53	1.69	1.34	1.68
.32	.32	.32	.32	.32	.28	.24
39.40	35.90	33.99	32.77	31.52	30.18	29.15

8.5	6.4	4.8	4.8	5.5	4.5	5.9
19.09	22.95	27.17	24.59	21.81	21.31	20.94
14.98	18.25	22.27	21.72	18.89	18.38	17.56
1,492	1,512	1,554	1,606	1,692	1,655	1,741
102	100	106	107	107	99	99

104,276	103,047	98,361	96,809	94,778	95,036	90,031
19,472	14,959	9,619	8,061	10,079	10,337	10,806
7,633	5,804	3,473	3,030	3,961	4,124	4,441
11,839	9,155	6,146	5,031	6,118	6,213	6,365
3.25	2.47	1.66	1.35	1.65	1.68	1.72
44.90	40.70	38.14	37.46	36.42	34.39	33.69
7.6	6.3	4.4	3.7	4.7	4.9	5.2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Noland Company is an independent wholesale distributor of mechanical equipment and supplies, primarily to the construction trades but also to various other industries. The Company operates 102 branches in a 13 state territory that ranges from Pennsylvania to Florida, providing plumbing, air conditioning, water systems, electrical and industrial products from more than 2,000 manufacturers. The customer base includes plumbing, heating/cooling, and electrical contractors, mechanical contractors, home builders, well drillers, maintenance/repair organizations, utilities, government agencies, and manufacturing plants. The Company operates in only one segment of business.

The wholesale distribution of mechanical equipment and supplies is highly competitive. Competition results primarily from price, service and the availability of goods. The business may be affected to the extent the residential and commercial construction industries are affected by interest rate changes and the weather.

Forward-Looking Statements

Management's discussion and analysis and other sections of this Annual Report contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934 as amended. The words "estimate", "project", "anticipate", "intend", "believe", and similar expressions are intended to identify forward-looking statements. Such statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the statements. Such risks and uncertainties include, but are not limited to, general business conditions, climatic conditions, competitive pricing pressures, and product availability.

Critical Accounting Policies

The Company makes estimates and assumptions when preparing financial statements. These estimates and assumptions affect various matters, including:

  reported amounts of assets and liabilities in the Company's Consolidated Balance Sheets at the dates of the financial statements;
  disclosure of contingent assets and liabilities at the dates of the financial statements; and
  reported amounts of revenues and expenses in the Company's Consolidated Statements of Income during the reporting periods. These estimates involve judgements with respect to, among other things, future economic factors which are difficult to predict and are beyond management's control. Actual amounts could differ from these estimates.

The Company's critical accounting policies are more fully described in the notes to the consolidated financial statements. The critical accounting policies considered most important to the Company's financial condition and results of operations that require management's most difficult, subjective, or complex judgements are as follows:

  Allowance for Doubtful Accounts: The Company provides an allowance for doubtful accounts based upon historical write-off experience, periodic evaluation of specific accounts and the aging of trade accounts receivable. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
  Consideration Received from Vendors: The Company enters into agreements with many of its vendors providing for inventory purchase rebates ("trade rebates") upon achievement of specified volume purchasing levels. The Company accrues the receipt of trade rebates in its cost of sales for products sold based on progress toward earning the trade rebates taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the year. An estimate of unearned trade rebates is included in the carrying value of inventory at a period end for trade rebates received on products not yet sold. Substantially all trade rebates receivable are collected within three months immediately following fiscal year-end. While management believes the Company will continue to receive consideration from vendors, there can be no assurance that vendors will continue to provide comparable amounts of trade rebates in the future.
  Self Insurance Reserves: The Company retains large deductibles for property and casualty insurance and is self-insured for health insurance benefits. Reserves are established based on historical experience, analysis of individual open claims and trend factors. Changes in the estimated cost to settle claims could affect income.
  Contingencies: The Company is a defendant in various personal injury claims based on alleged past exposure to asbestos-containing products or materials produced by others and allegedly distributed by the Company years ago. An adverse outcome in any of these cases could affect income.

Results of Operations

Certain amounts in prior years' financial statements have been reclassified to conform to the 2003 presentation. Following are the results of operations for the last three years:

	For The Years Ended December 31,
	2003	2002	2001
	(In Thousands)
Sales	$471,756	$485,663	$474,886
Cost of Goods Sold	362,745	379,247	372,344
Gross Profit	109,011	106,416	102,542
Operating Expenses	94,491	93,180	91,357
Gains from Sale of Property	4,253	1,191	384
Operating Profit	18,773	14,427	11,569
Other Income	2,802	1,943	1,874
Interest Expense	1,316	1,154	1,723
Income Taxes	7,817	5,655	4,599
Net Income	$ 12,442	$ 9,561	$ 7,121

Year Ended December 31, 2003, as Compared with Year Ended December 31, 2002

Sales were $471.8 million for 2003, reflecting a decline of $13.9 million, or 2.9% less than 2002's sales of $485.7 million. Air conditioning sales rose 10% reflecting our continued success at growing this major part of our business. Plumbing sales declined 5% as a result of weakness in commercial construction and record rainfall in most of Noland's territory. Electrical/industrial sales, which were downsized in 2002 by the cancellation of several unprofitable integrated supply accounts, declined 20% from 2002 levels.

The gross margin of profit increased from 21.9% in 2002 to 23.1% in 2003 resulting in $2.6 million more gross profit on $13.9 million less sales. The increase in gross margin is due to buying better and focusing on improving the profitability of each sale.

Operating expenses were $1.3 million or 1% higher in 2003 primarily as a result of non-cash pension charges. The Company had pension expense of $208,000 in 2003 compared to $1.5 million of pension income in 2002.

Noland Properties, Inc., the Company's real estate management subsidiary, continued its efforts in 2003 to dispose of excess property and vacated branch facilities investing the proceeds in new branch facilities or other income producing properties. This generated gains of $4.3 million in 2003 compared to $1.2 million in 2002.

All of this resulted in net income of $12.4 million, or $2.8 million more than the $9.6 million for 2002.

Year Ended December 31, 2002, As Compared With Year Ended December 31, 2001

Sales for 2002 totaled $485.7 million, 2.3% more than 2001 sales of $474.9 million. A strong residential construction market and severe drought conditions in many parts of our 13-state territory boosted plumbing sales by 3.2%. Air conditioning sales rose 10.9% in 2002 as a result of the hot summer and the continued expansion of air conditioning operations in Florida. Electrical/industrial sales declined 13.1% in 2002 due to a combination of sluggish manufacturing activity and a shift away from the integrated supply business. Several unprofitable integrated supply accounts were cancelled in 2002 as the Company moved to eliminate sources of future profit drains.

The gross profit margin was 21.9 percent for 2002 compared to 21.6 percent for 2001. The gross profit margin for 2002 and 2001 were affected by the liquidation of inventory layers that were carried at the lower costs, which prevailed in prior years as compared with the costs of 2002 and 2001 purchases. These layer decrements, combined with low inflation, and in some cases deflation, decreased costs of goods sold by $1.8 million and $4.2 million in 2002 and 2001, respectively.

Operating expenses increased $1.8 million from $91.4 million to $93.2 million. Higher personnel-related costs and a decline in non-cash pension income, which reduces operating expenses, account for much of the increase. Operating expenses benefited in 2002 and 2001 from non-cash pension credits of $1.5 million and $2.8 million, as a result of the Company having an overfunded pension plan.

The sale of several parcels of excess real estate generated gains of $1.2 million in 2002 and $384,000 in 2001. Net income of $9.6 million in 2002 was $2.4 million more than 2001.

Liquidity and Capital Resources

The Company's primary capital requirements in 2003 were for property and equipment expenditures, purchase of the Company's common stock and working capital. The Company's capital needs are met primarily through: (1) cash flow from operations; (2) short-term financings; (3) bank line of credit borrowings, when needed; and (4) additional long-term debt when needed.

In 2003 net cash provided by operating and financing activities was used to increase inventory by $6.8 million, for property and equipment expenditures of $32.9 million, to pay dividends of $1.1 million and to repurchase and retire 163,966 shares of the Company's outstanding common stock for $6.4 million. Property and equipment expenditures for 2004 are expected to be approximately $17 million. Management believes the Company's sources of capital are sufficient to meet the working capital and capital expenditure needs of the foreseeable future.

The following is a summary of the Company's future minimum payments under contractual obligations as of December 31, 2003 (in thousands):

		Payments due by Period
	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Long-term debt	$ 522	$25,788	$7,250	$2,107	$35,667
Operating leases	1,980	3,195	814	-	5,989
	$2,502	$28,983	$8,064	$2,107	$41,656

Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued the following Statements of Financial Accounting Standards (SFAS) that were adopted in 2003: SFAS No. 143, "Accounting for Asset Retirement Obligations;" SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities;" SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" and SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor" was also adopted in 2003. Adoption of these statements had no effect on the Company's financial statements.

Quantitative and Qualitative Disclosure About Market Risk

The Company's market risk exposure comes from changes in interest rates and inflationary pressures. Reported results, for the most part, reflect the impact of inflation/deflation because of the Company's use of the LIFO (last-in, first-out) inventory method. This method tends to remove artificial profits induced by inflation and presents operating results in truer, more absolute terms. The objective in managing the Company's exposure to interest rate changes is to limit the impact of rate changes on earnings, cash flow, and to lower overall borrowing cost. The Company is a party to three interest rate swaps at December 31, 2003. The swaps are with financial institutions that have investment grade credit ratings, minimizing the risk of credit loss. All swaps are non-trading.

The aggregate notional amount of the three swaps at December 31, 2003 was $22.2 million. The swaps effectively convert the variable rate borrowings (LIBOR and BMA Municipal Swap Index) into fixed rate borrowings with fixed rates of 5.36%, 4.22% and 5.27%. The swaps mature in May 2006, February 2009 and January 2013.

Changes in the fair value of cash flow hedges resulted in other comprehensive income of $210,000, net of income taxes of $128,000 in 2003 and other comprehensive losses of $788,000 and $303,000, net of tax benefits of $481,000 and $185,000 for the years ended December 31, 2002 and 2001, respectively.

In addition, the Company's pension plan is overfunded, resulting in a prepaid pension asset. The prepaid pension asset is subject to change based on the performance of the plan investments and the discount rate. Changes in the investment performance and discount rate may cause the amount of pension income to increase or decrease from year to year.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders

Noland Company:

We have audited the accompanying consolidated balance sheets of Noland Company and subsidiary (the Company) as of December 31, 2003, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Noland Company and subsidiary as of December 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Norfolk, Virginia

February 23, 2004

CONSOLIDATED STATEMENTS OF INCOME

Noland Company and Subsidiary

For the years ended December 31, 2003, 2002 and 2001

(In thousands, except per share amounts)

2003 2002 2001
Sales	$ 471,756	$ 485,663	$ 474,886
Cost of Goods Sold:
Purchases and Freight In	369,566	382,374	364,966
Inventory, January 1	60,870	57,743	65,121
Inventory, December 31	(67,691)	(60,870)	(57,743)
Cost of Goods Sold	362,745	379,247	372,344
Gross Profit on Sales	109,011	106,416	102,542
Operating Expenses	94,491	93,180	91,357
Gains from Sale of Property, net	4,253	1,191	384
Operating Profit	18,773	14,427	11,569
Other Income	2,802	1,943	1,874
Interest Expense	1,316	1,154	1,723
Income Before Income Taxes	20,259	15,216	11,720
Income Taxes	7,817	5,655	4,599
Net Income	$ 12,442	$ 9,561	$ 7,121
Basic Earnings Per Share	$ 3.67	$ 2.72	$ 2.01
Diluted Earnings Per Share	$ 3.64	$ 2.70	$ 1.99

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Noland Company and Subsidiary
December 31, 2003, 2002 and 2001 (In thousands)	2003	2002	2001
Assets
Current Assets:
Cash and cash equivalents	$ 3,704	$ 5,752	$ 3,606
Trade accounts receivable (net of allowance for doubtful accounts)	48,122	47,475	51,722
Other accounts receivable	8,570	6,514	4,972
Inventory	67,691	60,870	57,743
Other current assets	1,679	1,322	883
Total Current Assets	129,766	121,933	118,926
Property and Equipment, at cost:
Land	19,063	17,363	15,600
Buildings	109,211	97,082	88,210
Equipment and fixtures	71,727	67,633	66,746
Property in excess of current needs	3,459	3,630	3,662
Total	203,460	185,708	174,218
Less accumulated depreciation	90,369	92,748	89,550
Total Property and Equipment, net	113,091	92,960	84,668
Assets Held for Resale	247	447	447
Prepaid Pension	27,067	27,275	25,804
Other Assets	1,090	998	1,046
Total Assets	$ 271,261	$ 243,613	$230,891
Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable, short-term borrowings	$ 6,627	$ -	$ 4,000
Current maturity of long-term debt	522	435	1,465
Bank overdrafts	5,677	6,590	6,485
Accounts payable	27,932	30,331	23,670
Other accruals and liabilities	18,042	15,708	13,219
Federal and state income taxes	850	1,289	368
Total Current Liabilities	59,650	54,353	49,207
Long-term Debt	35,145	20,163	20,187
Deferred Income Taxes	15,649	13,932	13,146
Accrued Postretirement Benefits	2,313	2,155	2,090
Total Liabilities	112,757	90,603	84,630
Stockholders' Equity:
Capital common stock, par value, $10; authorized, 6,000,000 shares; issued 3,373,267; 3,526,991; and 3,557,829 shares	33,733	35,270	35,578
Additional paid-in capital	417	158	-
Retained earnings	125,715	119,086	111,345
Accumulated other comprehensive loss, net of tax	(881)	(1,091)	(303)
Unearned compensation, stock plans	(480)	(413)	(359)
Stockholders' Equity	158,504	153,010	146,261
Total Liabilities and Stockholders' Equity	$ 271,261	$ 243,613	$230,891

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Noland Company and Subsidiary
For the years ended December 31, 2003, 2002 and 2001 (In thousands)	2003	2002	2001
Cash Flows From Operating Activities:
Net Income	$ 12,442	$ 9,561	$ 7,121
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	8,153	8,042	8,168
Increase (decrease) of prepaid pension cost	208	(1,471)	(2,821)
Deferred income taxes	2,202	2,276	1,370
Gains from sale of property, net	(4,252)	(1,191)	(384)
Provision for doubtful accounts	1,679	2,391	2,531
(Decrease) in LIFO reserve	(34)	(1,759)	(4,181)
Other non-cash adjustments	301	224	215
Change in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	(2,326)	1,855	(3,735)
(Increase) decrease in other accounts receivable	(2,056)	(1,542)	1,095
(Increase) decrease in inventory	(6,787)	(1,368)	11,559
(Increase) decrease in other current assets	(357)	(638)	2,729
Decrease in assets held for resale	200	-	574
Increase in other assets	(123)	(8)	(159)
(Increase) decrease in accounts payable	(2,399)	6,661	1,211
Increase (decrease) in other accruals and liabilities	2,059	409	(657)
(Decrease) increase in federal and state income taxes	(439)	921	(579)
Increase in postretirement benefits	158	65	266
Total adjustments	(3,813)	14,867	17,202
Net cash provided by operating activities	8,629	24,428	24,323
Cash Flows From Investing Activities:
Capital expenditures	(32,946)	(16,995)	(11,782)
Proceeds from sale of assets	8,945	1,909	2,395
Net cash used by investing activities	(24,001)	(15,086)	(9,387)
Cash Flows From Financing Activities:
(Decrease) increase in bank overdrafts	(913)	104	(195)
Short-term debt, net borrowings (payments)	6,627	(4,000)	(4,475)
Long-term debt borrowings	15,200	-	12,500
Long-term debt repayments	(131)	(1,054)	(20,507)
Dividends paid	(1,104)	(1,138)	(1,145)
Retirement of common stock	(6,355)	(1,108)	(669)
Increase in unearned compensation - stock plans	-	-	(188)
Net cash provided (used) by financing activities	13,324	(7,196)	(14,679)
Cash and Cash Equivalents:
(Decrease) increase during year	(2,048)	2,146	257
Beginning of year	5,752	3,606	3,349
End of year	$ 3,704	$ 5,752	$ 3,606
Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$ 1,284	$ 1,173	$ 1,847
Cash paid for income taxes	$ 6,510	$ 2,817	$ 3,972
Supplemental Disclosure of Non-cash Financing Activity:
Issuance of common stock for stock based compensation	$ 368	$ 276	$ -

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Noland Company and Subsidiary

For the years ended December 31, 2003, 2002 and 2001

(In thousands, except share amounts)
	COMMON STOCK Shares Amount		Retained Earnings	Additional Paid In Capital	Unearned Compensation	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2000	3,584,758	$35,848	$105,746	$ -	$(365)	$ -	$141,229
Net income			7,121				7,121
Loss on derivative
instruments, net of
income tax						(303)	(303)
Comprehensive income							6,818
Cash dividends
($.32 per share)			(1,145)				(1,145)
Purchase of restricted stock					(188)		(188)
Amortization of unearned
compensation					154		154
Purchase and retirement
of common stock	(29,172)	(292)	(377)				(669)
Other	2,243	22			40		62
Balance, December 31, 2001	3,557,829	35,578	111,345		(359)	(303)	146,261
Net income			9,561				9,561
Loss on derivative
instruments, net of
income tax						(788)	(788)
Comprehensive income							8,773
Cash dividends
($.32 per share)			(1,138)				(1,138)
Issue of restricted stock	9,900	99		158	(257)
Amortization of unearned
compensation					172		172
Purchase and retirement
of common stock	(42,600)	(426)	(682)				(1,108)
Other	1,862	19			31		50
Balance, December 31, 2002	3,526,991	35,270	119,086	158	(413)	(1,091)	153,010
Net income			12,442				12,442
Gain on derivative
instruments, net of
income tax						210	210
Comprehensive income							12,652
Cash dividends
($.32 per share)			(1,104)				(1,104)
Issue of restricted stock	8,900	89		266	(355)
Amortization of unearned
compensation					252		252
Purchase and retirement
of common stock	(163,966)	(1,639)	(4,709)	(7)			(6,355)
Other	1,342	13			36		49
Balance, December 31, 2003	3,373,267	$33,733	$125,715	$417	$(480)	$(881)	$158,504

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

2. Summary of Significant Accounting Policies

a. Principles of Consolidation

The consolidated financial statements include the accounts of Noland Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

b. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates requiring management's most difficult, subjective, or complex judgements are the allowance for doubtful accounts, reserves for casualty and health insurance, trade rebates, and loss contingencies related to litigation. Actual results could differ from those estimates.

c. Inventory

Inventory is stated at the lower of cost or market. The cost of inventory has been principally determined by the LIFO method since 1974. Trade rebates are based on quantitative contracts with our vendors and are recognized as a reduction of cost of goods sold as the merchandise is sold. The dollar amount of rebates earned is dependent upon the purchasing activity of the Company. The Company estimates these rebates based upon the individual vendor contracts. The actual amount of rebates may vary from the estimate and could affect cost of goods sold accordingly.

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

Long-lived assets such as property, plant, and equipment are reviewed for impairment whenever significant events or changes in circumstances occur that might impair recovery of recorded costs. Impaired assets, if any, are written down to fair value.

Property in excess of current needs and assets held for resale consist primarily of land that the Company expects to convert to income producing property.

e. Other Accruals and Liabilities

Included in other accruals and liabilities is accrued compensation expense of $6,372,000, $5,328,000 and $4,420,000 for 2003, 2002 and 2001, respectively. The Company retains large deductibles for its casualty insurance and is self-insured for health insurance benefits. Reserves are established based on the estimated cost to settle claims.

f. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

h. Derivative Financial Instruments

The Company uses interest rate swap agreements to reduce its exposure to market risks from changing interest rates. Three swap agreements are outstanding at December 31, 2003. The agreements are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as amended by SFAS No. 138. SFAS No. 133 established accounting and reporting standards that require all derivative instruments be recorded in the balance sheet as an asset or liability measured at its fair value. Changes in a derivative's fair value must be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to be recorded in the statement of stockholders' equity as a component of other comprehensive income for cash flow hedges, and requires that the Company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company does not hold or issue financial instruments for trading purposes.

i. Extra Compensation

All employees with at least one year of service participate in one or more of the Company's extra compensation plans, which are based on income before income taxes and certain adjustments. The cost of these plans was $3,019,000 in 2003, $2,568,000 in 2002 and $1,793,000 in 2001.

j. Unearned Compensation - Stock Plans

The Company has two equity compensation plans that provide compensation in the form of Company stock to certain executives and outside directors, which are accounted for in accordance with SFAS No 123, "Accounting for Stock-Based Compensation." Both plans have been approved by the stockholders. The Company does not use options, warrants or rights for stock-based compensation.

The nonvested stock plan for executives provides that, 100,000 shares in the aggregate, limited to 10,000 shares per year, may be granted as nonvested stock. Participants may not dispose or otherwise transfer stock granted for three years from date of grant. Restrictions lapse on 20% of the stock per year beginning at the end of the third year and are fully vested at the end of seven years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is recorded in a contra-equity account and amortized over seven years. Shares granted for 2003, 2002 and 2001 were 8,900, 9,900 and 9,900 with a fair value of $355,000, $257,000 and $188,000, respectively. Shares granted prior to 2002 were purchased in the open market. The amount amortized to compensation expense in 2003, 2002 and 2001 was $252,000, $172,000 and $154,000, respectively. In addition, 2,000 and 500 shares were forfeited in 2003 and 2001, respectively.

The 1999 Outside Directors Stock Plan provides incentive and award to the Company's outside directors. Each outside director receives a deferred award of $3,000 worth of the Company's common stock each quarter. The shares are held in a grantor trust until the director retires from the board. The Trust is consolidated with the Company. The cost of purchased shares or par value of issued shares held by the Trust, net of the deferred compensation expense, is shown as a reduction of stockholders' equity. In 2003, 2002 and 2001, $13,000, $17,000 and $22,000 were charged against stockholders' equity, and $48,000, $49,000 and $51,000 were recorded as director compensation, respectively.

k. Earnings Per Share

Basic earnings per share for 2003, 2002 and 2001 are calculated based on 3,392,924, 3,509,554 and 3,541,113 shares, respectively. Diluted earnings per share for 2003, 2002 and 2001 are based on 3,422,290, 3,541,362 and 3,571,752 shares, respectively. The dilutive potential shares consist of the effect of restricted stock using the treasury stock method.

l. Professional Standards

The Financial Accounting Standards Board has issued the following Statements of Financial Accounting Standards that were adopted in 2003: SFAS No. 143, "Accounting for Asset Retirement Obligations," SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" and SFAS No 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor" was also adopted in 2003. Adoption of these Statements had no affect on the Company's consolidated financial statements.

m. Revenue Recognition

Revenue from product sales is generally recognized when the customer receives goods, which is when the risks and rewards of ownership have transferred to the customer.

n. Reclassifications

Certain amounts in prior years' financial statements have been reclassified to conform to the 2003 presentation.

3. Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and are subject to service charges on past due amounts. The allowance for doubtful accounts of $1,083,000, $1,815,000 and $2,312,000 as of December 31, 2003, 2002 and 2001, respectively, is the Company's best estimate of the amount of probable credit losses in existing trade accounts receivable. The allowance is based on historical write-off experience and account balances are charged off after all means of collection have been exhausted and the potential for recovery is considered remote. Bad debt charges, net of recoveries, were $1,283,000 for 2003, $1,828,000 for 2002 and $1,860,000 for 2001.

4. Inventory

Comparative year-end inventories are as follows:
(Th (In thousands)	2003	2002	2001
InventInventory at FIFO	$ 96,358	$ 89,571	$ 88,203
Reduction to LIFO	28,667	28,701	30,460
Inventory at LIFO	$ 67,691	$ 60,870	$ 57,743

Liquidation of certain inventory layers carried at the lower costs which prevailed in prior years as compared with the costs of 2003, 2002 and 2001 purchases had the effect of increasing 2003, 2002 and 2001 net income $373,000 ($.11 per share), $807,000 ($.23 per share) and $2,085,000 ($.58 per share), respectively.

5. Debt

a. Short-Term Borrowings:

Notes payable to banks at December 31, 2003 and 2001 were $6,627,000 and $4,000,000, respectively. There was no short-term debt at December 31, 2002. The average interest rate, which is based on existing Federal Funds rates, was 1.5% at December 31, 2003 and 2.2% at December 31, 2001.

The Company had unused lines of credit totaling $26.2 million at December 31, 2003.

b. Long-Term Debt:
(In thousands)	2003	2002	2001
Promissory note, variable interest
payable monthly (1.37% at December
31, 2003), principal due August
2005. (1) (2)	$23,000	$10,000	$10,000
Industrial revenue financings, variable
interest payable quarterly (1.48% at
December 31, 2003) with varying
maturities from 2005 to 2009. (1) (3)	10,075	10,075	10,075
Promissory note, $18 in principal
and interest payable monthly (1.37%
at December 31, 2003), principal
due January 2013. (1) (4)	2,110	-	-
Other	482	523	1,577
	35,667	20,598	21,652
Less current maturities	522	435	1,465
	$35,145	$ 20,163	$ 20,187

(1) Subject to agreements that require the Company to maintain a tangible net worth of $150,000,000 and not less than a 1.6-to-1 current ratio. The ratio of funded debt to earnings before interest, income taxes, and depreciation and amortization(EBITDA) cannot exceed 3.0-to-1.

(2) The Company has an unsecured term revolver loan with a committed amount of $25,000,000. The Company may pay down and borrow within the committed amount without penalty except for a non-usage fee if the average usage for a 90-day period is less than 50 percent.

(3) Industrial Development Revenue Refunding Bonds are callable at the option of the bondholders upon giving seven days notice to the Trustee. To ensure payment of the long-term refunding bonds, the Company has caused to be delivered to the Trustee an irrevocable, direct pay letter of credit in favor of the Trustee in the amount of $10,440,000.

(4) In January 2003 a subsidiary of the Company entered into a $2,200,000 ten-year loan with a commercial bank to purchase additional real property. Interest is computed at a rate equal to the 30-day LIBOR plus a spread. Principal and interest is payable monthly in the fixed amount of $17,708 with a balloon payment of $950,000 in the last month of the loan term. The property is pledged as collateral and all rents, profits and leases earned from the property have been assigned to the bank as beneficiary of the deed of trust. Noland Company has guaranteed repayment of the loan.

Annual maturities of long-term debt for the five years subsequent to December 31, 2003, are as follows: 2004, $522,000; 2005, $24,633,000; 2006, $1,155,000; 2007, $122,000 and 2008, $7,128,000.

At December 31, 2003 the Company has three interest rate swap agreements outstanding. The agreements require the Company to exchange, at specified intervals, the difference between fixed and variable interest amounts that are calculated by reference to notional amounts of $10,000,000, $10,075,000 and $2,110,000. The swaps effectively convert the variable rate borrowings (LIBOR and BMA Municipal Swap Index) into fixed rate borrowings with fixed rates of 5.36%, 4.22% and 5.27%, and maturity dates of May 2006, February 2009 and January 2013. Any difference between interest paid and received on the swap is recognized as interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligations. For the years ended December 31, 2003, 2002 and 2001, the Company reclassified $810,000, $647,000 and $268,000, respectively, into interest expense from accumulated other comprehensive income.

Changes in the fair value of the cash flow hedges resulted in a gain in other comprehensive income of $210,000, net of income taxes of $128,000 in 2003 and losses in other comprehensive income of $788,000 and $303,000, net of income tax benefits of $481,000 and $185,000 for the years ended December 31, 2002 and 2001, respectively. As of December 31, 2003 $810,000 of deferred losses for cash flow hedges are expected to be reclassified to earnings within the next 12 months. There were no cash flow hedges discontinued in 2003, 2002 or 2001.

6. Fair Value of Financial Instruments

The Company's recorded financial instruments consist of cash and cash equivalents, trade and other accounts receivable, notes payable, current portion of long-term debt, accounts payable and long-term debt. At December 31, 2003, 2002 and 2001, the fair value of these instruments approximated their carrying values due to either their short-term nature or interest rates available to the Company for similar instruments. The contract amount of the letter of credit guaranteeing repayment of the Industrial Development Revenue Refunding Bonds is a reasonable estimate of its fair value as the rate is fixed over the life of the commitment.

The fair value of the three interest rate swaps, included in other accruals and liabilities, approximates carrying value, as they are marked-to-market each quarter.

7. Postretirement Health and Life Benefits

The following tables reconcile the plan's change in benefit obligation and show the plan's funded status at December 31, 2003, 2002 and 2001.

(In th(In thousands)	2003	2002	2001
Change in benefit obligation
Benefit obligation at the end
of the prior year	$3,230	$ 4,486	$ 4,486
Service cost	57	47	43
Interest cost	200	216	303
Plan participants' contributions	62	85	26
Actuarial (gain) loss	( 9	(1,202)	(64)
Benefit payments	(337)	(402)	(308)
Benefit obligation at year end	$3,221	$3,230	$4,486
Reconciliation of funded status
Funded status	$(3,221)	$ (3,230)	$ (4,486)
Unrecognized net actuarial (gain) loss	(925)	(961)	157
Unrecognized transition obligation	1,833	2,036	2,239
Accrued cost	$(2,313)	$ (2,155)	$ (2,090)

The weighted average discount rate used to calculate the benefit obligation was 6.25% for 2003, 6.75% for 2002 and 7.25% for 2001. The weighted average discount rate used to calculate the net postretirement benefit cost was 6.75% for 2003, 7.25% for 2002 and 7.60% for 2001. The measurement date is December 31 for each year. There are no plan assets. Employer paid benefits are limited to a fixed reimbursement allowance based on years of service at retirement, so no health care cost trend assumption is necessary.

The components of the provision for net periodic postretirement benefit costs are:
(In thousands)	2003	2002	2001
Service cost	$ 57	$ 47	$ 43
Interest cost	$ 200	$ 216	$ 303
Net amortization	$ 177	$ 119	$ 203
Net postretirement benefit cost	$ 434	$ 382	$ 549

The Company expects to pay $300,000 for postretirement benefits in 2004.

8. Retirement Plan

The following tables reconcile the plan's change in benefit obligation and change in plan assets and show the funded status at December 31, 2003, 2002 and 2001.

(In thousands)	2003	2002	2001
Change in benefit obligation
Benefit obligation at the end
of the prior year	$ 46,364	$ 43,165	$ 41,220
Service cost	1,214	960	954
Interest cost	3,038	2,989	2,958
Actuarial loss	4,070	2,009	624
Benefit payments	(2,811)	(2,759)	(2,591)
Benefit obligation at year end	$ 51,875	$ 46,364	$ 43,165
Change in plan assets
Fair value of plan assets at
beginning of year	$ 61,447	$ 71,156	$ 77,492
Actual return on plan assets	11,728	(6,950)	(3,745)
Benefits paid	(2,811)	(2,759)	(2,591)
Fair value of plan assets at year end	$ 70,364	$ 61,447	$ 71,156
Reconciliation of funded status
Funded status	$ 18,489	$ 15,083	$ 27,991
Unrecognized net actuarial loss (gain)	8,578	12,192	(2,187)
Prepaid benefit	$ 27,067	$ 27,275	$ 25,804
Prepaid benefit recognized in consolidated balance sheet	$ 27,067	$ 27,275	$ 25,804

The accumulated benefit obligation was $47.9 million, $42.8 million and $39.6 million at December 31, 2003, 2002 and 2001, respectively.

Weighted-average assumptions used to determine net pension cost (benefit) at December 31 were:

	2003	2002	2001
Discount rate	6.75%	7.25%	7.60%
Rate of compensation increase	4.0%	4.0%	4.0%
Expected return on plan assets	7.75%	7.75%	7.75%

Weighted-average assumptions used to determine the benefit obligation at December 31 were:

	2003	2002	2001
Discount rate	6.25%	6.75%	7.25%
Rate of compensation increase	4.0%	4.0%	4.0%

The measurement date is December 31 for each year.

In selecting the expected long-term rate of return on assets, the Company considered the average rate of returns expected on the funds invested or to be invested to provide plan benefits. This included considering the trust's asset allocation and the expected returns likely to be earned over the life of the plan. This basis is consistent with prior years.

The Company's pension plan asset allocation at December 31 by asset category is as follows:

	Percentage of Plan Assets
	2003	2002	2001
Equity securities	61%	63%	63%
Debt securities	37%	36%	36%
Cash	2%	1%	1%

The 2004 target allocation is 40% - 60% equity securities with an offsetting debt securities range of 40% - 60%.

The Company has a written investment policy and asset allocation guidelines for the pension plan. The goal of the Company's pension fund investment policies is to provide that pension assets will be invested in such a manner that the funds will be sufficient to meet the obligations of the plan and to prevent the Company from having to make future contributions to the plan. The Company and its asset manager regularly monitor the asset allocation against established benchmarks to maximize returns. Specific policy benchmark percentages are assigned to each asset category. Derivatives are not used to leverage the asset portfolio. There will be no contribution to the pension plan in 2004.

The components of the net pension cost (benefit) are:
(In thousands)	2003	2002	2001
Service cost	$ 1,214	$ 960	$ 954
Interest cost	3,038	2,989	2,958
Expected return on plan assets	(4,671)	(5,422)	(5,915)
Amortization of net actuarial loss (gain)	627	2	(818)
Net pension cost (benefit)	208	$ (1,471)	$ (2,821)

9. Income Taxes

Income tax expense components for income from continuing operations are as follows:
(In th(In thousands)	2003	2002	2001
Federal:
Current	$ 4,654	$ 2,829	$ 2,755
Deferred	1,944	1,930	1,156
State:
Current	876	550	474
Deferred	343	346	214
Total	$ 7,817	$ 5,655	$ 4,599

The components of the net deferred tax liability are:
(In thousands)	2003	2002	2001
Current deferred (assets) liabilities
Accounts receivable	$ (410)	$ (688)	$ (876)
Inventory	2,430	2,097	1,302
Accrued vacation	(608)	(598)	(624)
Other	13	-	-
Total net current deferred (asset) liability	1,425	811	(198)
Noncurrent deferred (assets) liabilities
Property and equipment	8,009	6,123	5,440
Pension asset	10,257	10,336	9,778
Postretirement benefit liability	(877)	(817)	(792)
Other	(664)	(1,710)	(1,280)
Total net non-current deferred liability	15,649	13,932	13,146
Net deferred liability	$ 17,074	$ 14,743	$ 12,948

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
(In thousands)	2003	2002	2001
Statutory rate applied to
pretax income	$ 6,927	$ 5,174	$ 3,985
State income taxes, net
of federal tax benefit	787	593	456
Other	103	(112)	158
Total tax expense	$ 7,817	$ 5,655	$ 4,599

10. Lease Commitments/Related Parties

The Company leases some of the warehouse and office facilities used in its business. These leases have varying expiration dates and often include renewal and purchase options. Certain leases require the Company to pay escalations in cost over base amounts for taxes, insurance, or other operating expenses incurred by lessor. The corporate office is leased from a related party, Basic Inc., which is owned by the Noland family, which approximates an arms length transaction for an annual rent of $290,000.

Rental expense under operating leases for 2003, 2002 and 2001 was $2,136,000, $1,923,000 and $1,797,000, respectively.

Minimum payments due for years after 2003 under non-cancelable operating leases are $1,980,000 in 2004; $1,772,000 in 2005; $1,423,000 in 2006; $617,000 in 2007; and $197,000 in 2008. There are no lease payments after 2008.

11. Common Stock

The Board of Directors has authorized the repurchase of up to 500,000 shares of the Company's outstanding common stock. Of that amount 163,966, 42,600 and 29,172 were acquired in 2003, 2002 and 2001, at a cost of $6,356,000, $1,108,000 and $669,000, respectively.

12. Concentration of Credit Risk

The Company sells its products to the major construction and manufacturing markets throughout the southern United States. When the Company grants credit, it is primarily to customers whose ability to pay is dependent upon the construction and manufacturing industry economics prevailing in the southern United States; however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers and in certain situations requires collateral. The Company maintains allowances for potential credit losses, and such losses have been within management's expectations.

13. Supplier Concentration

Purchases from the top three suppliers aggregated 36%, 35% and 32% of all inventory purchases made in 2003, 2002 and 2001, respectively. The single largest supplier, Rheem Manufacturing Company, accounted for 26%, 19% and 21% of all inventory purchases made in 2003, 2002 and 2001, respectively. The loss of any of these suppliers could have a material effect on the Company's operations. The Company does not anticipate any problems with inventory supply from these suppliers.

14. Contingencies

Noland Company is a defendant in personal injury claims based on alleged past exposure to asbestos-containing products or materials produced by others and allegedly distributed by the Company years ago. Since the early 1990s, the Company has been sued many times, along with a large number of other companies, by one law firm in cases that allege asbestos-related injuries to persons in the maritime industry. In none of these suits have a link to the Company been substantiated, and most of them already have been dismissed.

The Company also has been named as one of the defendants in various other asbestos-related suits in which a connection to the Company was alleged. Some of these suits have been dismissed with prejudice, others have been settled through the Company's insurance carrier and others are still pending. Management does not consider the foregoing suits, individually or in the aggregate, to be material to the Company.

The Company also has been named as one of the defendants in approximately 1,900 asbestos-related suits filed by one law firm in the Circuit Court for Newport News, Virginia or in the Circuit Court for Portsmouth, Virginia. As of this date, it is not possible to evaluate the merits of these new suits. The Company is not aware of any relationship between the Company and any of the plaintiffs; nor does it have any information as to the extent of any injury that may have been suffered by any of them. All of these cases will be defended vigorously.

Selected Quarterly Financial Data ' (unaudited)

(In thousands, except per share amounts)

First Quarter Second Quarter Third Quarter Fourth Quarter Total
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Sales(B)	$110,163	$109,014	$122,532	$129,988	$121,771	$130,270	$117,290	$116,391	$471,756	$485,663
Gross Profit(B)	$ 24,917	$ 22,474	$ 26,952	$ 28,086	$ 28,169	$ 27,603	$ 28,973	$ 28,253	$109,011	$106,416
Net Income	$ 3,420	$ 516	$ 2,504	$ 2,505	$ 3,265	$ 2,954	$ 3,253(A)	$ 3,586(A)	$ 12,442	$ 9,561
Basic Earnings Per Share	$ .98	$ .14	$ .73	$ .71	$ .98	$ .84	$ .98(A)	$ 1.03(A)	$ 3.67	$ 2.72
Diluted Earnings Per Share	$ .97	$ .14	$ .73	$ .71	$ .97	$ .83	$ .97(A)	$ 1.02(A)	$ 3.64	$ 2.70

(A) The Company uses estimated gross profit rates to determine cost of goods sold during interim periods. Year-end inventory adjustments to reflect actual inventory levels are made in the fourth quarter. These adjustments had the effect of increasing net income for the fourth quarter of 2003 and 2002 by approximately $2.4 million ($.72 per share) and $3.0 million ($.87 per share), respectively.

(B) Sales and gross profit for 2002 are different from previously reported, reflecting the reclassification of cash discounts allowed as a reduction of sales and cash discounts earned as a reduction of purchases. Cash discounts, net were previously reported as other income.

2003 Annual Report--Inside Back Cover Info

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

P.O. Box 1535

Richmond, Virginia 23212

Noland on the Internet:

For the latest financial news, career opportunities and other Company information, visit us on the Internet at: www.noland.com

Stock Information

The Company's common stock is traded over the counter as part of NASDAQ's SmallCap Market (symbol: NOLD). On March 15, 2004, the approximate number of holders of record of the Company's common stock was 957.

Market Prices:

The following table sets forth the reported high and low prices for the common stock on the NASDAQ system:

High Low

2003

Qtr. 4 $41.50 $34.26

Qtr. 3 $39.30 $32.59

Qtr. 2 $49.69 $35.55

Qtr. 1 $39.60 $29.65

2002

Qtr. 4 $30.32 $25.95

Qtr. 3 $28.25 $26.00

Qtr. 2 $27.19 $25.87

Qtr. 1 $30.75 $26.25

P/E Ratio:*

High Low

2003 11 9

2002 11 10

*Based on final, full-year diluted earnings

Dividend Policy:

Noland has paid regular cash dividends for 71 consecutive years; and, while there can be no assurance as to future dividends because they are dependent on earnings, capital requirements and financial condition, the Company intends to continue that policy.

Dividends Paid:

The Company paid quarterly dividends of $.08 per share in each quarter of 2003 and 2002.

Registrar:

Noland Company

Transfer Agent:

Continental Stock Transfer and Trust Company

17 Battery Place

New York, New York 10004

(212) 509-4000

Annual Meeting:

April 29, 2004, 10:00 a.m.

Noland's Corporate Headquarters

Newport News, Virginia