Form 10-K, Exhibit 13
period 2004-12-31
NOLAND CO
filed 2005-03-24
CIK 72243

Ten-Year Review of Selected Financial Data (Unaudited) (Dollar amounts in thousands, except per share data)	2004	2003	2002
Income Statement Data
Sales	$548,135	$471,756	$485,663
Gross Profit	122,131	108,876	106,416
Operating Expenses	102,233	94,356	93,180
Operating Profit	31,397	19,947	14,879
Interest Expense	1,544	1,316	1,154
Interest Expense as Percent of Total Assets	.5	.5	.5
Income Before Income Taxes	31,229	20,259	15,216
Pretax Profit as Percent of Sales	5.7	4.3	3.1
Income Tax Expense	12,871	7,817	5,655
Effective Tax Rate	41.2	38.6	37.2
Net Income	18,358	12,442	9,561
Cash Dividends Paid to Stockholders	1,081	1,104	1,138
Income Reinvested	17,277	11,338	8,423
Property and Equipment Expenditures	17,900	32,946	16,995
Depreciation and Amortization	9,235	8,153	8,042
Balance Sheet Data
Stockholders' Equity	176,498	158,504	153,010
Working Capital	77,309	70,116	67,580
Current Ratio	2.1	2.2	2.2
Total Assets	296,939	271,261	243,613
Long-term Debt	25,511	35,145	20,163
Borrowed Funds	38,890	42,294	20,598
Borrowed Funds as Percent of Total Assets	13.1	15.6	8.5
Total Liabilities as Percent of Total Assets	40.6	41.6	37.2
Per Share Data
Diluted Earnings	5.45	3.64	2.70
Cash Dividends Paid to Stockholders	.32	.32	.32
Stockholders' Equity (Book Value)	52.15	46.99	43.38
Return on Average Stockholders' Equity (Percent)	11.0	8.1	6.4
Stock Price Range:
Average High	46.27	42.52	28.60
Average Low	41.16	33.01	26.02
Number of Employees at December 31	1,380	1,290	1,358
Number of Branches at December 31	101	101	98

2001	2000	1999	1998	1997	1996	1995

$474,886	$485,686	$479,789	$462,489	$461,884	$462,425	$466,253
102,542	103,902	101,656	97,980	97,849	94,985	92,936
91,357	88,376	88,115	87,927	87,659	84,383	83,389
11,569	20,025	13,797	10,100	10,414	11,235	9,547
1,723	2,715	2,819	3,498	3,078	2,828	3,239
.8	1.1	1.2	1.5	1.4	1.3	1.5
11,720	19,098	13,568	9,238	9,101	10,286	8,237
2.5	3.9	2.8	2.0	2.0	2.2	1.8
4,599	7,489	5,264	3,339	3,422	4,041	3,290
39.2	39.2	38.8	36.1	37.6	39.3	39.9
7,121	11,609	8,304	5,899	5,679	6,245	4,947
1,145	1,168	1,184	1,184	1,184	1,184	1,036
5,976	10,441	7,120	4,715	4,495	5,061	3,911
11,782	7,703	7,059	14,751	9,556	11,519	9,735
8,168	8,222	8,450	7,977	6,890	6,868	6,655

146,261	141,229	132,866	125,780	121,284	116,674	111,688
69,729	74,520	68,014	65,314	75,845	77,379	71,889
2.4	2.4	2.1	2.0	2.6	2.6	2.4
230,891	237,448	234,768	235,221	219,294	220,514	213,520
20,187	26,637	28,015	32,413	39,784	45,039	41,611
25,652	38,134	40,213	54,785	48,430	54,267	45,332
11.1	16.1	17.1	23.3	22.1	24.6	21.2
36.6	40.5	43.4	46.5	44.7	47.1	47.7

1.99	3.18	2.24	1.59	1.53	1.69	1.34
.32	.32	.32	.32	.32	.32	.28
41.11	39.40	35.90	33.99	32.77	31.52	30.18

5.0	8.5	6.4	4.8	4.8	5.5	4.5
26.21	19.09	22.95	27.17	24.59	21.81	21.31
18.90	14.98	18.25	22.27	21.72	18.89	18.38
1,415	1,492	1,512	1,554	1,606	1,692	1,655
103	102	100	106	107	107	99

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Noland Company is an independent wholesale distributor of mechanical equipment and supplies, primarily to the construction trades but also to various other industries. The Company operates 101 branches in a 13 state territory that ranges from Pennsylvania to Florida, providing plumbing, air conditioning, water systems, electrical and industrial products purchased from more than 2,000 manufacturers. The customer base includes plumbing, heating/cooling, and electrical contractors, mechanical contractors, home builders, well drillers, maintenance/repair organizations, utilities, government agencies, and manufacturing plants. The Company operates in only one segment of business.

The wholesale distribution of mechanical equipment and supplies is highly competitive. Competition results primarily from price, service and the availability of goods. The business may be affected to the extent the residential and commercial construction industries are affected by interest rate changes and the weather.

Forward-Looking Statements

Management's discussion and analysis and other sections of this Annual Report contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "estimate", "project", "anticipate", "intend", "believe", and similar expressions are intended to identify forward-looking statements. Such statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the statements. Such risks and uncertainties include, but are not limited to, general business conditions, climatic conditions, competitive pricing pressures, and product availability.

Critical Accounting Policies

The Company makes estimates and assumptions when preparing its financial statements. These estimates and assumptions affect various matters, including:

  reported amounts of assets and liabilities in the Company's Consolidated Balance Sheets at the dates of the financial statements;
  disclosure of contingent assets and liabilities at the dates of the financial statements; and
  reported amounts of revenues and expenses in the Company's Consolidated Statements of Income during the reporting periods. These estimates involve judgements with respect to, among other things, future economic factors which are difficult to predict and are beyond management's control. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the Board of Directors. Actual amounts could differ from these estimates.

The Company's significant accounting policies are more fully described in the notes to the consolidated financial statements. The critical accounting policies considered most important to the Company's financial condition and results of operations that require management's most difficult, subjective, or complex judgements are as follows:

  Allowance for Doubtful Accounts: The Company provides an allowance for doubtful accounts based upon historical write-off experience, periodic evaluation of specific accounts and the aging of trade accounts receivable. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Historically, the allowance for doubtful accounts has proven to be adequate. In addition, our concentration of credit risk with respect to trade accounts receivable is limited because no customer accounts for more than 10% percent of sales.
  Consideration Received from Vendors: The Company enters into agreements with many of its vendors providing for inventory purchase rebates ("trade rebates") upon achievement of specified volume purchasing levels. The Company accrues the receipt of trade rebates in its cost of sales for products sold based on progress toward earning the trade rebates taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the year. An estimate of unearned trade rebates is included in the carrying value of inventory at a period end for trade rebates received on products not yet sold. The estimated year-end trade rebates receivable is based on vendor agreements and estimated purchase levels achieved with each vendor. Substantially all trade rebates receivable are collected within three months immediately following fiscal year end. While management believes the Company will continue to receive consideration from vendors, there can be no assurance that vendors will continue to provide comparable amounts of trade rebates in the future.
  Self Insurance Reserves: The Company retains large deductibles for property and casualty insurance and health insurance. Reserves are established based on historical experience, analysis of individual open claims and trend factors. Changes in the estimated cost to settle claims could affect income. Loss limits of $250,000 per property and casualty claim and $125,000 per health claim mitigate the amount of reserves required. The Company has excess insurance coverage for amounts exceeding loss limits.

Results of Operations

Certain amounts in prior years' financial statements have been reclassified to conform to the 2004 presentation. Following are the results of operations for the last three years:

	For The Years Ended December 31,
	2004	2003	2002
	(In Thousands)
Sales	$548,135	$471,756	$485,663
Cost of Goods Sold	426,004	362,880	379,247
Gross Profit	122,131	108,876	106,416
Operating Expenses	102,233	94,356	93,180
Rental Income	1,188	1,174	452
Gains from Sale of Property	10,311	4,253	1,191
Operating Profit	31,397	19,947	14,879
Other Income	1,376	1,627	1,491
Interest Expense	1,544	1,316	1,154
Income Taxes	12,871	7,817	5,655
Net Income	$ 18,358	$ 12,442	$ 9,561

Year Ended December 31, 2004, as Compared with Year Ended December 31, 2003

Sales for 2004 totaled $548.1 million, or 16% greater than the $471.8 million in 2003. We estimate that about one half of the $76.3 million increase stemmed from rising prices, which were widespread across our product spectrum. Air conditioning sales rose 14% and plumbing sales increased 18%. Electrical/industrial sales increased 13%. All three departments benefited from rising prices and the continued strength of the residential and commercial construction markets. Showroom sales, which are predominately plumbing, had a year-over-year sales growth of 24% reflecting our participation in both new construction and remodeling through our Bath & Idea Centers. The Distribution Logistics Center, our first central warehouse that opened in September 2003, contributed to our successful year by increasing the availability of products and improving our inventory turns.

The gross margin of profit decreased from 23.1% in 2003 to 22.3% in 2004 primarily as a result of a charge to cost of goods sold for an increase in the LIFO reserve of $4.5 million in 2004 compared to a decrease of $34,000 in 2003. During inflationary periods the LIFO method of inventory valuation better matches the most recently incurred costs with current revenues by charging cost of goods sold with the costs of goods most recently acquired.

Operating expenses of $102.2 million were $7.9 million or 8.3% higher in 2004. Expenses associated with the new distribution center and five new branches opened since mid-2003 account for 54% of the increase.

Gains from the sale of property totaled $10.3 million in 2004 compared to $4.3 million in 2003. Over $8.2 million of the 2004 gains came from the condemnation of property in Frederick, Maryland.

Year Ended December 31, 2003, As Compared With Year Ended December 31, 2002

Sales were $471.8 million for 2003, reflecting a decline of $13.9 million, or 2.9% less than 2002's sales of $485.7 million. Air conditioning sales rose 10% reflecting our continued success at growing this major part of our business. The increase is due to selling more units and parts. The cost of air conditioning equipment and thus the price we can charge our customers remained relatively flat compared to 2002 with an inflation rate of less than one half of one percent. Plumbing sales declined 5% as a result of weakness in commercial construction and record rainfall in most of Noland's territory. Approximately half of the decline was due to selling fewer water well drilling rigs and accessories than in 2002. The sale of rigs and accessories was up in 2002 because of severe drought conditions in some parts of our 13-state territory. Electrical/industrial sales, which were downsized in 2002 by the cancellation of several unprofitable integrated supply accounts, declined 20% from 2002 levels. One contract accounted for an $8.2 million decline. The closing of five branches in 2002 also affected plumbing and electrical/industrial sales.

The gross margin of profit increased from 21.9% in 2002 to 23.1% in 2003 resulting in $2.5 million more gross profit on $13.9 million less sales. The increase in gross margin is due to buying better and focusing on improving the profitability of each sale. Based on a review of others in our industry, the practice is to exclude non-direct costs such as purchasing, receiving and warehousing from cost of goods sold. Other industries may include these costs in costs of good sold.

Operating expenses were $1.2 million or 1.3% higher in 2003 primarily as a result of non-cash pension charges. The Company had pension expense of $208,000 in 2003 compared to $1.5 million of pension income in 2002. Bad debt expense declined from $1.8 million in 2002 to $1.3 million in 2003. Bad debts for 2002 included $350,000 in losses related to integrated supply contracts and international accounts. These losses were not repeated in 2003. An integrated supply contract is a contract between a customer and the Company where the Company provides a broad range of supplies at rates determined in the contract.

Noland Properties, Inc., the Company's real estate management subsidiary, continued its efforts in 2003 to dispose of excess property and vacated branch facilities investing the proceeds in new branch facilities or other income producing properties. This generated gains of $4.3 million in 2003 compared to $1.2 million in 2002.

Liquidity and Capital Resources

The Company's primary capital requirements in 2004 were for property and equipment expenditures, long-term debt repayments and working capital. The Company's capital needs are met primarily through: (1) cash flow from operations; (2) short-term financings; (3) bank line of credit borrowings, when needed; and (4) additional long-term debt, when needed.

In 2004 net cash provided by operating activities was used to increase inventory by $12.8 million, for property and equipment expenditures of $17.9 million and to pay dividends of $1.1 million. Total borrowed funds declined $3.4 million since December 31, 2003 even as working capital needs increased to buy inventory and carry higher trade receivables in support of the sales growth. Management believes the Company's sources of capital are sufficient to meet the working capital and capital expenditure needs of the foreseeable future.

Sources of cash in the future will continue to come from operations, the $20.8 million of unused short-term lines of credit and additional long-term debt, if needed. Cash will be used for an estimated $17 million in capital expenditures in 2005, to pay dividends and meet working capital needs. Bank overdrafts, as shown on the Consolidated Balance Sheets, are the result of the reclassification of negative balances maintained in the Company's disbursement checking account. Checks paid on the disbursement account are not covered until they are presented to the bank for payment. This cash management technique allows the Company to reduce its short-term borrowings and related interest cost.

The following is a summary of the Company's future minimum payments under contractual obligations as of December 31, 2004 (in thousands):

Payments due by Period
	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Long-Term Debt	$2,010	$16,277	$7,838	$1,396	$27,521
Operating Leases	1,957	2,203	146	-	4,306
Interest	701	1,699	1,479	779	4,658
Interest-Rate Swaps	703	1,058	315	-	2,076
	$5,371	$21,237	$9,778	$2,175	$38,561

The amounts shown for interest and interest rate swaps are based on the maturity of the underlying debt and assumed increases in interest rates of between 25 and 50 basis points, depending in the maturity of the underlying debt, over the December 31, 2004 rates.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issued two relevant Statements of Financial Accounting Standards (SFAS) in 2004 that are effective January 1, 2006. SFAS No. 151, "Inventory Costs: an amendment of ARB No.43, Chapter 4," requires that abnormal amounts of idle facility expense, handling costs and wasted materials be recognized as current-period charges. SFAS No. 153, "Exchanges of Nonmonetary Assets: an amendment of APB Opinion No. 29" eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 123 (revised 2004) "Share-based Payment" is effective for interim and annual reports issued after June 15, 2005. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires that the resulting cost from all share-based payment transactions be recognized in the financial statements. Adoption of these statements will have no material effect on the Company's financial statements.

Quantitative and Qualitative Disclosure About Market Risk

The Company's market risk exposure comes from changes in interest rates and inflationary pressures. Reported results, for the most part, reflect the impact of inflation/deflation because of the Company's use of the LIFO (last-in, first-out) inventory method. The objective of LIFO is to match the most recently incurred costs with current revenues by charging cost of goods sold with the cost of goods most recently acquired. The objective in managing the Company's exposure to interest rate changes is to limit the impact of rate changes on earnings, cash flow, and to lower overall borrowing cost. The Company is a party to three interest rate swaps at December 31, 2004. The swaps are with financial institutions that have investment grade credit ratings, minimizing the risk of credit loss. All swaps are non-trading.

The aggregate notional amount of the three swaps at December 31, 2004 was $22.1 million. The swaps effectively convert the variable rate borrowings (LIBOR and BMA Municipal Swap Index) into fixed rate borrowings with fixed rates of 5.36%, 4.22% and 5.27%. The swaps mature in May 2006, February 2009 and January 2013.

Changes in the fair value of cash flow hedges resulted in other comprehensive income of $406,000 and $210,000, net of income taxes of $246,000 and $128,000 in 2004 and 2003, respectively, and other comprehensive losses of $788,000, net of tax benefits of $481,000, for the year ended December 31, 2002.

In addition, the Company's pension plan is overfunded, resulting in a prepaid pension asset. The prepaid pension asset is subject to change based on the performance of the plan investments and the discount rate. Changes in the investment performance and discount rate may cause the amount of pension income to increase or decrease from year to year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Noland Company:

We have audited the accompanying consolidated balance sheets of Noland Company and subsidiary (the Company) as of December 31, 2004, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Noland Company and subsidiary as of December 31, 2004, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Norfolk, Virginia

March 7, 2005

CONSOLIDATED STATEMENTS OF INCOME

Noland Company and Subsidiary

For the years ended December 31, 2004, 2003 and 2002

(In thousands, except per share amounts)

2004 2003 2002
Sales	$ 548,135	$ 471,756	$ 485,663
Cost of Goods Sold:
Purchases and Freight In	434,339	369,701	382,374
Inventory, January 1	67,691	60,870	57,743
Inventory, December 31	(76,026)	(67,691)	(60,870)
Cost of Goods Sold	426,004	362,880	379,247
Gross Profit on Sales	122,131	108,876	106,416
Operating Expenses	102,233	94,356	93,180
Rental Income	1,188	1,174	452
Gains from Sale of Property, net	10,311	4,253	1,191
Operating Profit	31,397	19,947	14,879
Other Income	1,376	1,627	1,491
Interest Expense	1,544	1,316	1,154
Income Before Income Taxes	31,229	20,259	15,216
Income Taxes	12,871	7,817	5,655
Net Income	$ 18,358	$ 12,442	$ 9,561
Basic Earnings Per Share	$ 5.50	$ 3.67	$ 2.72
Diluted Earnings Per Share	$ 5.45	$ 3.64	$ 2.70

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Noland Company and Subsidiary
December 31, 2004, 2003 and 2002 (In thousands)	2004	2003	2002
Assets
Current Assets:
Cash and cash equivalents	$ 2,501	$ 3,704	$ 5,752
Trade accounts receivable (net of allowance for doubtful accounts)	58,664	48,122	47,475
Other accounts receivable	9,676	8,570	6,514
Inventory	76,026	67,691	60,870
Other current assets	1,989	1,679	1,322
Total Current Assets	148,856	129,766	121,933
Property and Equipment, at cost:
Land	19,707	19,063	17,363
Buildings	113,140	109,211	97,082
Equipment and fixtures	71,825	71,727	67,633
Property in excess of current needs	4,759	3,459	3,630
Total	209,431	203,460	185,708
Less accumulated depreciation	91,437	90,369	92,748
Total Property and Equipment, net	117,994	113,091	92,960
Assets Held for Resale	2,076	247	447
Prepaid Pension	27,384	27,067	27,275
Other Assets	629	1,090	998
Total Assets	$ 296,939	$ 271,261	$ 243,613
Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable, short-term borrowings	$ 11,369	$ 6,627	$ -
Current maturity of long-term debt	2,010	522	435
Bank overdrafts	4,320	5,677	6,590
Accounts payable	32,828	27,932	30,331
Other accruals and liabilities	18,746	18,042	15,708
Federal and state income taxes	2,274	850	1,289
Total Current Liabilities	71,547	59,650	54,353
Long-Term Debt	25,511	35,145	20,163
Deferred Income Taxes	20,873	15,649	13,932
Accrued Postretirement Benefits	2,510	2,313	2,155
Total Liabilities	120,441	112,757	90,603
Stockholders' Equity:
Capital Common stock, par value, $10; authorized, 6,000,000 shares; issued 3,384,386; 3,373,267; and 3,526,991 shares	33,844	33,733	35,270
Additional paid-in capital	763	417	158
Retained earnings	142,992	125,715	119,086
Accumulated other comprehensive loss, net of tax	(475)	(881)	(1,091)
Unearned compensation, stock plans	(626)	(480)	(413)
Stockholders' Equity	176,498	158,504	153,010
Total Liabilities and Stockholders' Equity	$ 296,939	$ 271,261	$ 243,613

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Noland Company and Subsidiary
For the years ended December 31, 2004, 2003 and 2002 (In thousands)	2004	2003	2002
Cash Flows From Operating Activities:
Net Income	$ 18,358	$ 12,442	$ 9,561
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	9,235	8,153	8,042
(Decrease) increase of prepaid pension cost	(316)	208	(1,471)
Deferred income taxes	5,487	2,202	2,276
Gains from sale of property, net	(10,311)	(4,253)	(1,191)
Provision for doubtful accounts	1,524	1,679	2,391
Increase (decrease) in LIFO reserve	4,494	(34)	(1,759)
Other non-cash adjustments	310	502	224
Change in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	(12,066)	(2,326)	1,855
Increase in other accounts receivable	(1,106)	(2,056)	(1,542)
Increase in inventory	(12,830)	(6,787)	(1,368)
Increase in other current assets	(310)	(357)	(638)
Decrease (increase) in other assets	432	(123)	(8)
Decrease (increase) in accounts payable	4,896	(2,399)	6,661
Increase in other accruals and liabilities	847	2,059	409
Increase (decrease) in federal and state income taxes	1,424	(439)	921
Increase in postretirement benefits	196	158	65
Total adjustments	(8,094)	(3,813)	14,867
Net cash provided by operating activities	10,264	8,629	24,428
Cash Flows From Investing Activities:
Capital expenditures	(17,900)	(32,946)	(16,995)
Proceeds from sale of property	12,274	8,945	1,909
Net cash used by investing activities	(5,626)	(24,001)	(15,086)
Cash Flows From Financing Activities:
(Decrease) increase in bank overdrafts	(1,357)	(913)	104
Short-term debt, net borrowings (payments)	4,742	6,627	(4,000)
Long-term debt borrowings	2,000	15,200	-
Long-term debt repayments	(10,145)	(131)	(1,054)
Dividends paid	(1,081)	(1,104)	(1,138)
Retirement of common stock	-	(6,355)	(1,108)
Net cash provided (used) by financing activities	(5,841)	13,324	(7,196)
Cash and Cash Equivalents:
(Decrease) increase during year	(1,203)	(2,048)	2,146
Beginning of year	3,704	5,752	3,606
End of year	$ 2,501	$ 3,704	$ 5,752
Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$ 1,528	$ 1,284	$ 1,173
Cash paid for income taxes	$ 6,032	$ 6,510	$ 2,817
Supplemental Disclosure of Non-cash Activity:
Issuance of common stock for stock based compensation	$ 457	$ 368	$ 276
Reclassification of property and equipment to assets held for resale	$ 1,829	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Noland Company and Subsidiary

For the years ended December 31, 2004, 2003 and 2002

(In thousands, except share amounts)
	Common Stock Shares Amount		Retained Earnings	Additional Paid In Capital	Unearned Compensation	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2001	3,557,829	$ 35,578	$111,345		$ (359)	$ (303)	$ 146,261
Net income			9,561				9,561
Loss on derivative
instruments, net of
Income tax						(788)	(788)
Comprehensive income							8,773
Cash dividends
($.32 per share)			(1,138)				(1,138)
Issue of restricted stock	9,900	99		158	(257)
Amortization of unearned
compensation					172		172
Purchase and retirement
of common stock	(42,600)	(426)	(682)				(1,108)
Other	1,862	19			31		50
Balance, December 31, 2002	3,526,991	35,270	119,086	158	(413)	(1,091)	153,010
Net income			12,442				12,442
Gain on derivative
instruments, net of
income tax						210	210
Comprehensive income							12,652
Cash dividends
($.32 per share)			(1,104)				(1,104)
Issue of restricted stock	8,900	89		266	(355)
Amortization of unearned
compensation					252		252
Purchase and retirement
of common stock	(163,966)	(1,639)	(4,709)	(7)			(6,355)
Other	1,342	13			36		49
Balance, December 31, 2003	3,373,267	33,733	125,715	417	(480)	(881)	158,504
Net income			18,358				18,358
Gain on derivative
instruments, net of
income tax						406	406
Comprehensive income							18,764
Cash dividends
($.32 per share)			(1,081)				(1,081)
Issue of restricted stock	9,750	97		346	(443)
Amortization of unearned
compensation					250		250
Other	1,369	14			47		61
Balance, December 31, 2004	3,384,386	$33,844	$142,992	$763	$(626)	$(475)	$176,498

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

2. Summary of Significant Accounting Policies

a. Principles of Consolidation

The consolidated financial statements include the accounts of Noland Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

b. Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates requiring management's most difficult, subjective, or complex judgements are the allowance for doubtful accounts, reserves for casualty and health insurance and trade rebates. Actual results could differ from those estimates.

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

Expenditures for maintenance and repairs are charged to earnings as incurred. Upon disposition of an asset, the cost and related accumulated depreciation are removed and the resulting gain or loss is reflected in income for the period.

Long-lived assets such as property and equipment, property in excess of current needs and assets held for resale are accounted for in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." We review long-lived assets to be held and used and long-lived assets to be disposed of for impairment quarterly and whenever significant events or changes in circumstances occur that might impair recovery of recorded costs. Impaired assets, if any, are written down to fair value.

Property in excess of current needs consists of land and buildings leased to others and land for future expansion. Property in excess of current needs is accounted for as held and used. Long-lived assets that meet the definition of assets to be disposed of by sale are accounted for at the lower of their carrying amount or fair value less cost to sell and are no longer depreciated.

e. Other Accruals and Liabilities

Included in other accruals and liabilities is accrued compensation expense of $8,694,000, $6,372,000 and $5,328,000 for 2004, 2003 and 2002, respectively. The Company has a $250,000 deductible per claim for casualty insurance and a $125,000 deductible per claim for health insurance. Excess loss insurance is purchased for claims above the deductible amounts. The maximum lifetime health benefit is $1,000,000. Reserves are established based on the estimated cost to settle claims.

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

g. Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. Cash is maintained in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. There are no requirements for compensating balances.

h. Derivative Financial Instruments

The Company uses interest rate swap agreements to reduce its exposure to market risks from changing interest rates. Three swap agreements are outstanding at December 31, 2004. The agreements are accounted for in accordance with SFAS No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as amended by SFAS No. 138. SFAS No. 133 established accounting and reporting standards that require all derivative instruments be recorded in the balance sheet as assets or liabilities measured at their fair values. Changes in a derivative's fair value must be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to be recorded in the statement of stockholders' equity as a component of other comprehensive income for cash flow hedges, and requires that the Company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company does not hold or issue financial instruments for trading purposes.

i. Extra Cash Compensation

All employees with at least one year of service participate in one or more of the Company's extra cash compensation plans, which are based on income before income taxes and certain adjustments. The cost of these plans was $4,855,000 in 2004, $3,019,000 in 2003 and $2,568,000 in 2002.

j. Unearned Compensation - Stock Plans

The Company has two equity compensation plans that provide compensation in the form of Company stock to certain executives and outside directors which are accounted for in accordance with SFAS No. 123. Both plans have been approved by the stockholders. The Company does not use options, warrants or rights for stock-based compensation.

The nonvested stock plan for executives provides that 100,000 shares in the aggregate, limited to 10,000 shares per year, may be granted as nonvested stock. Participants may not dispose or otherwise transfer stock granted for three years from date of grant. Restrictions lapse on 20% of the stock per year beginning at the end of the third year and are fully vested at the end of seven years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is recorded in a contra-equity account and amortized over seven years. Shares granted for 2004, 2003 and 2002 were 9,750, 8,900 and 9,900 with a fair value of $443,000, $355,000 and $257,000, respectively. Fair value is based on the closing price of the Company's common stock on the date of grant as quoted on the NASDAQ Small Cap Market. The amount amortized to compensation expense in 2004, 2003 and 2002 was $250,000, $252,000 and $172,000, respectively. There were 2,000 shares forfeited in 2003.

The 1999 Outside Directors Stock Plan provides awards to the Company's outside directors. Each outside director receives a deferred award of $3,750 worth of the Company's common stock each quarter. The shares are held in a grantor trust until the director retires from the board. The Trust is consolidated with the Company. The par value of issued shares held by the Trust, net of the deferred compensation expense, is shown as a reduction of stockholders' equity. In 2004, 2003 and 2002, $14,000, $13,000 and $17,000, respectively, were charged against stockholders' equity, and $58,000, $48,000 and $49,000 were recorded as director compensation, respectively.

k. Earnings Per Share

Basic earnings per share for 2004, 2003 and 2002 are calculated based on 3,338,360, 3,392,924 and 3,509,554 shares, respectively. Diluted earnings per share for 2004, 2003 and 2002 are based on 3,370,163, 3,422,290 and 3,541,362 shares, respectively. The dilutive potential shares consist of the effect of restricted stock using the treasury stock method.

l. Professional Standards

The Financial Accounting Standards Board issued two relevant Statements of Financial Accounting Standards in 2004 that are effective January 1, 2006. SFAS No. 151, "Inventory Costs: an amendment of APB No. 43, Chapter 4," requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials be recognized as current-period charges. SFAS No. 153, "Exchanges of Nonmonetary Assets: an amendment of APB opinion No. 29," eliminates an exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 123 (revised 2004) "Share-Based Payment" was issued in December 2004 and is effective for interim and annual reporting periods after June 15, 2005. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires that the resulting cost from all share-based payment transactions be recognized in the financial statements. Adoption of these Statements will have no effect on the Company's consolidated financial statements.

m. Revenue Recognition

Revenues from product sales are recognized when title to the products passes to our customers. Title passes at the point of destination for products shipped by our internal fleet and at the point of shipping for products shipped by third-party carriers, FOB shipping point. Claims for damaged or defective products or shortages must be made in writing within 30 days of delivery or discovery. The Company has no liability other than to replace the products or allow a credit for the purchase price of the product. Other returns are not permitted without written permission of the Company. No allowance for returned products has been established due to the historically minimal amount of product returns. Cash discounts allowed for prompt payment reduce sales when payment is received within the discount period.

n. Cost of Goods Sold and Operating Expenses

Cost of goods sold includes all inbound freight charges, outbound freight charges, actual material costs, net of cash discounts and trade rebates, and internal transfer costs. Based on a review of others in our industry, purchasing, receiving and warehousing costs are included in operating expenses. Operating expenses also include depreciation, sales expenses, other branch expenses, bad debts, and corporate office expense.

o. Shipping and Handling Fees and Costs

Shipping and handling fees billed to customers are included in net sales. Shipping and handling costs associated with inbound freight are capitalized as an inventory cost and relieved through cost of goods sold as inventories are sold. Outbound freight is included in cost of goods sold.

p. Pension and Postretirement Plans

The Company has a defined benefit plan covering substantially all employees. Benefits are based on years of service and compensation during active employment. Postretirement benefits cover substantially all retirees. Retirees are offered limited health and life insurance benefits.

q. Reclassifications

Certain amounts in prior years' financial statements have been reclassified to conform to the 2004 presentation.

3. Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and are subject to service charges on past due amounts. The allowance for doubtful accounts of $1,050,000, $1,083,000 and $1,815,000 as of December 31, 2004, 2003 and 2002, respectively, is the Company's best estimate of the amount of probable credit losses in existing trade accounts receivable. The allowance is based on historical write-off experience and account balances are charged off after all means of collection have been exhausted and the potential for recovery is considered remote. Bad debt charges, net of recoveries, were $929,000 for 2004, $1,283,000 for 2003 and $1,828,000 for 2002.

4. Other Accounts Receivable

Other accounts receivable include trade rebates, reclassified debit balances in trade accounts payable and other miscellaneous items. Trade rebates receivable were $9,100,000, $7,700,000 and $6,100,000 in 2004, 2003 and 2002, respectively.

5. Inventory

Comparative year-end inventories are as follows:
(Th (In thousands)	2004	2003	2002
InventInventory at FIFO	$ 109,187	$ 96,358	$ 89,571
Reduction to LIFO	33,161	28,667	28,701
Inventory at LIFO	$ 76,026	$ 67,691	$ 60,870

Liquidation of certain inventory layers carried at the lower costs which prevailed in prior years as compared with the costs of 2003 and 2002 purchases had the effect of increasing 2003 and 2002 net income $373,000 ($.11 per share) and $807,000 ($.23 per share), respectively. There were no layer liquidations in 2004.

6. Gains from Sale of Property, net

Net gains from the sale of property were recognized for the difference between the cash consideration received, net of expenses of sale, and the basis of the assets. Net gains were $10,311,000, $4,253,000 and $1,191,000 in 2004, 2003 and 2002, respectively.

7. Debt

a. Short-Term Borrowings:

Notes payable to banks at December 31, 2004 and 2003 were $11,369,000 and $6,627,000, respectively. There was no short-term debt at December 31, 2002. The average interest rate, which is based on existing Federal Funds rates, was 2.76% at December 31, 2004 and 1.5% at December 31, 2003.

The Company had unused lines of credit totaling $20,752,000 at December 31, 2004.

b. Long-Term Debt:
(In thousands)	2004	2003	2002
Promissory note, variable interest
payable monthly (2.54% at December
31, 2004), principal due August
2006 (1) (2)	$15,000	$23,000	$10,000
Industrial revenue financings, variable
interest payable quarterly (2.24% at
December 31, 2004) with varying
maturities from 2005 to 2009 (1) (3)	10,075	10,075	10,075
Promissory note, $18 in principal
and interest payable monthly (2.54%
at December 31, 2004), principal
due January 2013 (1) (4)	2,005	2,110	-
Other	441	482	523
	27,521	35,667	20,598
Less current maturities	2,010	522	435
	$25,511	$35,145	$ 20,163

(1) Subject to agreements that require the Company to maintain a tangible net worth of $155,000,000 and not less than a 1.6-to-1 current ratio. The ratio of funded debt to earnings before interest, income taxes, and depreciation and amortization (EBITDA) cannot exceed 3.0-to-1.

(2) The Company has an unsecured term revolver loan with a committed amount of $25,000,000. The Company may pay down and borrow within the committed amount without penalty except for a non-usage fee if the average usage for a 90-day period is less than 50%.

(3) The Company issued industrial development revenue refunding bonds through a trustee. The Trustee, a commercial bank, markets the bonds, which may be put by the bondholder back to the Trustee upon seven days notice to the Trustee. At the same time, the Company delivered to the Trustee an irrevocable direct pay letter of credit from another commercial bank, in favor of the Trustee in the amount of $10,440,000. In the event the Trustee is unable to remarket the bonds, the Trustee will draw on the letter of credit to repay the bondholder. In accordance with the terms of the letter of credit, the Company does not have to repay any amounts drawn on the letter of credit until the maturity dates of the original industrial development revenue bonds that range from 2005 to 2009.

(4) In January 2003 the Company's subsidiary entered into a $2,200,000 ten-year loan with a commercial bank to purchase additional real property. Interest is computed at a rate equal to the 30-day LIBOR plus a spread. Principal and interest is payable monthly in the fixed amount of $17,708 with a balloon payment of $950,000 in the last month of the loan term. The property is pledged as collateral and all rents, profits and leases earned from the property have been assigned to the bank as beneficiary of the deed of trust. Noland Company has guaranteed repayment of the loan.

Annual maturities of long-term debt for the five years subsequent to December 31, 2004, are as follows: 2005, $2,010,000; 2006, $16,155,000; 2007, $122,000; 2008, $7,128,000 and 2009, $710,000.

At December 31, 2004 the Company has three interest rate swap agreements outstanding. The agreements require the Company to exchange, at specified intervals, the difference between fixed and variable interest amounts that are calculated by reference to notional amounts of $10,000,000, $10,075,000 and $2,005,000. The swaps effectively convert the variable rate borrowings (LIBOR and BMA Municipal Swap Index) into fixed rate borrowings with fixed rates of 5.36%, 4.22% and 5.27%, and maturity dates of May 2006, February 2009 and January 2013. Any difference between interest paid and received on the swap is recognized as interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligations. For the years ended December 31, 2004, 2003 and 2002, the Company reclassified $765,000, $810,000 and $647,000, respectively, into interest expense from accumulated other comprehensive income.

Changes in the fair value of the cash flow hedges resulted in a gain in other comprehensive income of $406,000 and $210,000, net of income taxes of $246,000 and $128,000 in 2004 and 2003, respectively. There was a loss in other comprehensive income of $788,000 net of income tax benefits of $481,000 for the year ended December 31, 2002. As of December 31, 2004 $765,000 of deferred losses for cash flow hedges are expected to be reclassified to earnings within the next 12 months. There were no cash flow hedges discontinued in 2004, 2003 or 2002.

8. Fair Value of Financial Instruments

The Company's recorded financial instruments consist of cash and cash equivalents, trade and other accounts receivable, notes payable, current portion of long-term debt, accounts payable and long-term debt. At December 31, 2004, 2003 and 2002, the fair value of these instruments approximated their carrying values due to either their short-term nature or interest rates available to the Company for similar instruments. The contract amount of the letter of credit guaranteeing repayment of the Industrial Development Revenue Refunding Bonds is a reasonable estimate of its fair value as the rate is fixed over the life of the commitment.

The fair value of the three interest rate swaps, included in other accruals and liabilities, approximates carrying value, as they are marked-to-market each quarter.

9. Postretirement Health and Life Benefits

The following tables reconcile the plan's change in benefit obligation and show the plan's funded status at December 31, 2004, 2003 and 2002.

(In th(In thousands)	2004	2003	2002
Change in benefit obligation
Benefit obligation at the end
of the prior year	$3,221	$3,230	$ 4,486
Service cost	66	57	47
Interest cost	241	200	216
Plan participants' contributions	66	62	85
Actuarial (gain) loss	967	( 9	(1,202)
Benefit payments	(337)	(337)	(402)
Benefit obligation at year end	$4,224	$3,221	$3,230
Reconciliation of funded status
Funded status	$(4,224)	$(3,221)	$ (3,230)
Unrecognized net actuarial (gain) loss	84	(925)	(961)
Unrecognized transition obligation	1,630	1,833	2,036
Accrued cost	$(2,510)	$(2,313)	$ (2,155)

The weighted average discount rate used to calculate the benefit obligation was 5.75% for 2004, 6.25% for 2003 and 6.75% for 2002. The weighted average discount rate used to calculate the net postretirement benefit cost was 6.25% for 2004, 6.75% for 2003 and 7.25% for 2002. The measurement date is December 31 for each year. There are no plan assets. Employer paid benefits are limited to a fixed reimbursement allowance based on years of service at retirement, so no health care cost trend assumption is necessary.

The components of the provision for net periodic postretirement benefit costs for the years ended December 31 are:
(In thousands)	2004	2003	2002
Service cost	$ 66	$ 57	$ 47
Interest cost	241	200	216
Net amortization	203	177	119
Net postretirement benefit cost	510	434	382

Projected benefit payments, which reflect expected future service, are as follows: $331,000 in 2005, $328,000 in 2006, $327,000 in 2007, $326,000 in 2008, $327,000 in 2009 and $1,630,000 in 2010-2014.

10. Retirement Plan

The following tables reconcile the plan's change in benefit obligation and change in plan assets and show the funded status at December 31, 2004, 2003 and 2002.

(In thousands)	2004	2003	2002
Change in benefit obligation
Benefit obligation at the end
of the prior year	$ 51,875	$ 46,364	$ 43,165
Service cost	1,448	1,214	960
Interest cost	3,234	3,038	2,989
Actuarial loss	5,703	4,070	2,009
Benefit payments	(2,781)	(2,811)	(2,759)
Benefit obligation at year end	$ 59,479	$ 51,875	$ 46,364
Change in plan assets
Fair value of plan assets at
beginning of year	$ 70,364	$ 61,447	$ 71,156
Actual return on plan assets	6,266	11,728	(6,950)
Benefits paid	(2,781)	(2,811)	(2,759)
Fair value of plan assets at year end	$ 73,849	$ 70,364	$ 61,447
Reconciliation of funded status
Funded status	$ 14,370	$ 18,489	$ 15,083
Unrecognized net actuarial loss	13,014	8,578	12,192
Prepaid benefit	$ 27,384	$ 27,067	$ 27,275
Prepaid benefit recognized in consolidated balance sheet	$ 27,384	$ 27,067	$ 27,275

The accumulated benefit obligation was $56.3 million, $47.9 million and $42.8 million at December 31, 2004, 2003 and 2002, respectively.

Weighted-average assumptions used to determine net pension cost (benefit) at December 31 were:

	2004	2003	2002
Discount rate	6.25%	6.75%	7.25%
Rate of compensation increase	4.0%	4.0%	4.0%
Expected return on plan assets	7.75%	7.75%	7.75%

Weighted-average assumptions used to determine the benefit obligation at December 31 were:

	2004	2003	2002
Discount rate	5.75%	6.25%	6.75%
Rate of compensation increase	4.0%	4.0%	4.0%

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

The Company's pension plan asset allocation, at fair value, at December 31 by asset category is as follows:

	Percentage of Plan Assets
	2004	2003	2002
Equity securities	63%	61%	63%
Debt securities	36%	37%	36%
Cash	1%	2%	1%

The 2005 target allocation is 40% - 60% equity securities with an offsetting debt securities range of 40% - 60%.

The Company has a written investment policy and asset allocation guidelines for the pension plan. The goal of the Company's pension fund investment policies is to provide that pension assets will be invested in such a manner that the funds will be sufficient to meet the obligations of the plan and to prevent the Company from having to make future contributions to the plan. The Company and its asset manager regularly monitor the asset allocation against established benchmarks to maximize returns. Specific policy benchmark percentages are assigned to each asset category. Derivatives are not used to leverage the asset portfolio. There will be no contribution to the pension plan in 2005.

The components of the net pension cost (benefit) for the years ended December 31 are:
(In thousands)	2004	2003	2002
Service cost	$ 1,448	$ 1,214	$ 960
Interest cost	3,234	3,038	2,989
Expected return on plan assets	(5,352)	(4,671)	(5,422)
Amortization of net actuarial loss	304	627	2
Net pension (benefit) cost	$ (366)	$ 208	$ (1,471)

Projected benefit payments, which reflect expected future service, are as follows: $2,673,000 in 2005, $2,700,000 in 2006, $2,788,000 in 2007, $3,078,000 in 2008, $3,297,000 in 2009 and $19,177,000 in 2010-2014.

11. Income Taxes

Income tax expense components for income from continuing operations for the years ended December 31 are:
(In th(In thousands)	2004	2003	2002
Federal:
Current	$ 6,278	$ 4,654	$ 2,829
Deferred	4,560	1,944	1,930
State:
Current	1,106	876	550
Deferred	927	343	346
Total	$ 12,871	$ 7,817	$ 5,655

The components of the net deferred tax liability are:
(In thousands)	2004	2003	2002
Current deferred (assets) liabilities
Accounts receivable	$ (410)	$ (410)	$ (688)
Inventory	2,963	2,430	2,097
Accrued vacation	(652)	(608)	(598)
Other	33	13	-
Total net current deferred liability	1,934	1,425	811
Noncurrent deferred (assets) liabilities
Property and equipment	12,350	8,009	6,123
Pension asset	10,688	10,257	10,336
Postretirement benefit liability	(980)	(877)	(817)
Other	(1,185)	(664)	(1,710)
Total net non-current deferred liability	20,873	15,649	13,932
Net deferred liability	$ 22,807	$ 17,074	$ 14,743

Management has determined, based on the Company's history of reporting taxable income, that no valuation allowance is necessary for deferred tax assets. The reasons for the difference between total tax expense attributable to income from continuing operations and the amount computed by applying the statutory federal income tax rate to income before income taxes from continuing operations for the years ended December 31 are:
(In thousands)	2004	2003	2002
Statutory rate applied to
pretax income	$ 10,930	$ 6,927	$ 5,174
State income taxes, net
of federal tax benefit	1,259	787	593
Other	682	103	(112)
Total tax expense	$ 12,871	$ 7,817	$ 5,655

12. Lease Commitments/Related Parties

The Company leases some of the warehouse and office facilities used in its business. These leases have varying expiration dates and often include renewal and purchase options. Certain leases require the Company to pay escalations in cost over base amounts for taxes, insurance, or other operating expenses incurred by lessor. The corporate office is leased from a related party, Basic Inc., which is owned by the Noland family, for an annual rent of $290,000 plus utilities and taxes. The terms of the lease were based on an evaluation by an independent real estate firm.

Rental expense under operating leases for 2004, 2003 and 2002 was $2,352,000, $2,136,000 and $1,923,000, respectively.

Minimum payments due for years after 2004 under non-cancelable operating leases are $1,957,000 in 2005; $1,557,000 in 2006; $646,000 in 2007; $146,000 in 2008. There are no lease payments after 2008.

13. Common Stock

The Board of Directors has authorized the repurchase of up to 500,000 shares of the Company's outstanding common stock. No shares were acquired in 2004. In 2003 and 2002 163,966 and 42,600 were acquired at a cost of $6,355,000 and $1,108,000, respectively.

14. Concentration of Credit Risk

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

15. Supplier Concentration

Purchases from the top three suppliers aggregated 31%, 36% and 35% of all inventory purchases made in 2004, 2003 and 2002, respectively. The single largest supplier, Rheem Manufacturing Company, accounted for 19%, 26% and 19% of all inventory purchases made in 2004, 2003 and 2002, respectively. The loss of any of these suppliers could have a material effect on the Company's operations. The Company does not anticipate any problems with inventory supply from these suppliers.

16. Enterprise-wide Disclosures

Sales of each class of similar products are as follows:
	2004	2003	2002
Plumbing	$ 309,108	$ 261,977	$ 275,373
Air Conditioning	172,332	150,625	136,632
Electrical/Industrial	66,695	59,155	73,658
	$ 548,135	$ 471,756	$ 485,663

Not all branches have all three departments. If a product department does not exist in a particular branch, any sales of that department's products are attributed to the department that makes the sale. Sales to customers in foreign countries were $1,440,000, $965,000 and $1,207,000 for 2004, 2003 and 2002, respectively. There are no long-lived or deferred tax assets in any foreign country. No single customer accounts for 10% or more of revenues.

17. Contingencies

Noland Company is a defendant in personal injury claims based on alleged past exposure to asbestos-containing products or materials produced by others and allegedly distributed by the Company years ago. Since the early 1990s, the Company has been sued many times, along with a large number of other companies, in suits filed by one law firm in cases that allege asbestos-related injuries to persons in the maritime industry. In none of these suits has a link to the Company been substantiated, and most of them already have been dismissed.

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

In the last several years the Company also has been named as one of the defendants in approximately 1,900 asbestos-related suits filed by one law firm in the Circuit Court for Newport News, Virginia or in the Circuit Court for Portsmouth, Virginia. As of this date, it is not possible to evaluate the merits of these suits. The Company is not aware of any relationship between the Company and any of the plaintiffs; nor does it have any information as to the extent of any injury that may have been suffered by any of them. All of these cases will be defended vigorously.

The Company accrues for losses associated with liabilities when such losses are probable and can be reasonably estimated. The Company has not recognized or accrued any losses related to the above named suits. All losses to date have been paid by available insurance coverage. Management's assumptions include that they do not believe there is a reasonable possibility that any future losses related to the above named suits will exceed available insurance coverage.

Selected Quarterly Financial Data ' (Unaudited)

(In thousands, except per share amounts)

First Quarter Second Quarter Third Quarter Fourth Quarter Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales	$122,766	$110,163	$145,631	$122,532	$140,260	$121,771	$139,478	$117,290	$ 548,135	$471,756
Gross Profit	$ 27,388	$ 24,917	$ 28,746	$ 26,952	$ 29,226	$ 28,169	$ 36,771	$ 28,838	$ 122,131	$108,876
Net Income	$ 2,106	$ 3,420	$ 7,735(B)	$ 2,504	$ 1,941	$ 3,265	$ 6,576(A)	$ 3,253(A)	$ 18,358	$ 12,442
Basic Earnings Per Share	$ .63	$ .98	$ 2.32(B)	$ .73	$ .58	$ .98	$ 1.97(A)	$ .98(A)	$ 5.50	$ 3.67
Diluted Earnings Per Share	$ .63	$ .97	$ 2.29(B)	$ .73	$ .57	$ .97	$ 1.96(A)	$ .97(A)	$ 5.45	$ 3.64

(A) The Company uses estimated gross profit rates to determine cost of goods sold during interim periods. The estimated LIFO reserve for the end of a period, other than the fourth quarter, is determined by estimating the year-end FIFO inventory by product department and applying internally generated cost indices. Year-end inventory adjustments to reflect actual inventory levels are made in the fourth quarter. These adjustments had the effect of increasing net income for the fourth quarter of 2004 and 2003 by approximately $5.2 million ($1.57 per share) and $2.4 million ($.72 per share), respectively.

(B) Net income for the second quarter of 2004 benefited from $5.9 million in gains on the disposals of real estate compared to $263,000 in gains in the second quarter of 2003.

2004 Annual Report--Inside Back Cover Info

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

P.O. Box 1535

Richmond, Virginia 23212

Noland on the Internet:

For the latest financial news, career opportunities and other Company information, visit us on the Internet at: www.noland.com

Stock Information

The Company's common stock is traded over the counter as part of NASDAQ's SmallCap Market (symbol: NOLD). On March 14, 2005, the approximate number of holders of record of the Company's common stock was 944.

Market Prices:

The following table sets forth the reported high and low prices for the common stock on the NASDAQ system:

High Low

2004

Qtr. 4 $46.00 $41.52

Qtr. 3 $44.06 $41.00

Qtr. 2 $47.43 $41.25

Qtr. 1 $47.58 $40.86

2003

Qtr. 4 $41.50 $34.26

Qtr. 3 $39.30 $32.59

Qtr. 2 $49.69 $35.55

Qtr. 1 $39.60 $29.65

P/E Ratio:*

High Low

2004 8 8

2003 11 9

*Based on final, full-year diluted earnings

Dividend Policy:

Noland has paid regular cash dividends for 72 consecutive years; and, while there can be no assurance as to future dividends because they are dependent on earnings, capital requirements and financial condition, the Company intends to continue that policy.

Dividends Paid:

The Company paid quarterly dividends of $.08 per share in each quarter of 2004 and 2003.

Registrar:

Noland Company

Transfer Agent:

Continental Stock Transfer and Trust Company

17 Battery Place

New York, New York 10004

(212) 509-4000

Annual Meeting:

May 6, 2005, 10:00 a.m.

Noland's Corporate Headquarters

Newport News, Virginia